                                                                HEI Exhibit 13.1
                                                                ----------------

Selected Financial Data
-----------------------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries
Years ended December 31                          1998              1997              1996              1995              1994
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

Results of operations
Revenues..........................................    $1,485,165      $1,460,427       $1,402,135        $1,291,644     $1,178,130
Net income (loss)
    Continuing operations.........................    $   94,628      $   91,843       $   80,555        $   80,114     $   74,839
    Discontinued operations.......................        (9,817)         (5,401)          (1,897)           (2,621)        (1,809)
-----------------------------------------------------------------------------------------------------------------------------------
                                                      $   84,811      $   86,442       $   78,658        $   77,493     $   73,030
===================================================================================================================================
Basic earnings (loss) per common share
    Continuing operations.........................    $     2.96      $     2.93       $     2.66        $     2.75     $     2.66
    Discontinued operations.......................         (0.31)          (0.17)           (0.06)            (0.09)         (0.06)
-----------------------------------------------------------------------------------------------------------------------------------
                                                      $     2.65      $     2.76       $     2.60        $     2.66     $     2.60
==================================================================================================================================
Diluted earnings per common share.................    $     2.64      $     2.75       $     2.59        $     2.65     $     2.59
==================================================================================================================================
Return on average common equity...................         10.3%           10.9%            10.5%             11.0%          11.0%
==================================================================================================================================
Return on average common equity-
     continuing operations *......................         11.5%           11.6%            10.7%             11.4%          11.3%
==================================================================================================================================
Financial position **
Total assets......................................    $8,199,260      $7,946,206       $5,925,496        $5,591,401     $5,165,872
Deposit liabilities...............................     3,865,736       3,916,600        2,150,370         2,223,755      2,129,310
Securities sold under agreements to repurchase....       515,330         375,366          479,742           412,521        123,301
Advances from Federal Home Loan Bank..............       805,581         736,474          684,274           501,274        616,374
Long-term debt....................................       899,598         794,621          802,126           750,509        710,286
HEI- and HECO-obligated preferred securities of
   trust subsidiaries.............................       200,000         150,000               --                --             --
Preferred stock of electric utility subsidiaries***
    Subject to mandatory redemption................       33,080          35,770           38,955            41,750         44,844
    Not subject to mandatory redemption............       48,293          48,293           48,293            48,293         48,293
Stockholders' equity...............................      826,972         814,681          772,852           729,603        682,089

Common stock
Book value per common share **.....................        25.75           25.54            25.05             24.51          23.80
Market price per common share
    High...........................................        42.56           41.50            39.50             39.75          36.50
    Low............................................        36.38           32.88            33.25             32.13          29.88
    December 31....................................        40.25           40.88            36.13             38.75          32.38
Dividends per common share.........................         2.48            2.44             2.41              2.37           2.33
Dividend payout ratio..............................          94%             88%              93%               89%            90%
Dividend payout ratio-continuing operations........          84%             83%              91%               86%            88%
Market price to book value per common share **.....         156%            160%             144%              158%           136%
Price earnings ratio ****..........................        13.6x           14.0x            13.6x             14.1x          12.2x
Common shares outstanding (thousands) **...........       32,116          31,895           30,853            29,773         28,655
    Weighted-average...............................       32,014          31,375           30,310            29,187         28,137
Stockholders *****.................................       40,793          41,430           41,773            40,436         39,358
Employees **.......................................        3,722           3,672            3,327             3,376          3,386
----------------------------------------------------------------------------------------------------------------------------------
*         Net income from continuing operations divided by average common equity.
**        At December 31.
***       In January 1999, the electric utility subsidiaries redeemed preferred stock (including all preferred stock subject to mandatory redemption), having a total par value of $47 million.
****      Calculated using December 31 market price per common share divided by basic earnings per common share from continuing operations.
*****     At December 31. Registered stockholders plus participants in the HEI Dividend Reinvestment and Stock Purchase Plan who are
          not registered stockholders. At February 12, 1999, HEI had 41,348 stockholders.

See Note 3, "Savings bank subsidiary," in the "Notes to Consolidated Financial Statements" for a discussion of American Savings
Bank, F.S.B.'s acquisition of most of the Hawaii operations of Bank of America, FSB in December 1997.

See Note 15, "Discontinued operations," in the "Notes to Consolidated Financial Statements" for a discussion of the Company's former property and casualty insurance business and residential real estate development business.
----------------------------------------------------------------------------------------------------------------------------------

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
-------------------------------------------------------------------------------

The following discussion should be read in conjunction with HEI's consolidated financial statements and accompanying notes.


                             Results of operations
                             ---------------------

Hawaiian Electric Industries, Inc. (HEI) and its subsidiaries (collectively, the Company) reported basic earnings per share from continuing operations of $2.96 in 1998, reflecting the results of its major operating segments--the electric utility and the savings bank, partly offset by losses in the "other" segment. Basic earnings per share from continuing operations for 1998 were essentially flat, increasing only 1% from 1997. Electric utility kilowatthour (KWH) sales for 1998 were 1% lower than 1997 due to the slow Hawaii economy and cooler weather, which resulted in lower air conditioning usage. In spite of the lower sales, the electric utilities' net income increased 3% due to lower expenses, in large part due to cost containment efforts. American Savings Bank, F.S.B. (ASB) reported 15% higher net income for 1998 primarily due to the December 1997 acquisition of most of the Hawaii operations of Bank of America, FSB (BoA). The "other" segment reported higher losses for 1998 primarily due to a prior year investment gain and higher expenses of start-up operations with independent power and integrated energy services projects in Asia and the Pacific.
    The Company reported basic earnings per share of $2.65 in 1998, down 4% from 1997 and reflecting a net loss of $23.6 million from real estate operations which HEI's Board of Directors decided in September 1998 to discontinue and a net gain of $13.8 million from the settlement of HEI's claims against three insurance carriers relating to the 1994 settlement of a lawsuit concerning the Company's formerly owned property and casualty insurance subsidiary.
    The Company from time to time considers various strategies designed to enhance its competitive position and to increase its ability to anticipate and adapt to changes in its businesses. These strategies may include the formation of new subsidiaries or the acquisition of existing businesses. In December 1997, ASB completed the purchase of $0.9 billion of the Hawaii-based loans and the assumption of $1.7 billion of the Hawaii deposit liabilities of BoA. In recent years, the Company also formed HEI Power Corp. (HEIPC) to pursue independent power and integrated energy services projects in Asia and the Pacific through new wholly owned subsidiaries (collectively, the HEIPC Group). The HEIPC Group has a 20-year energy conversion agreement with the Guam Power Authority (GPA), pursuant to which two oil-fired 25-megawatt (net) units were repaired and are being operated and maintained, and have an effective 60% interest in a joint venture formed to construct and operate a 206-megawatt (net) coal-fired power plant in Inner Mongolia, People's Republic of China (PRC), over a period of approximately 20 years.
    The Company may from time to time be engaged in preliminary discussions, either internally or with third parties, regarding potential transactions. Management cannot predict whether any of these strategies or transactions will be successfully implemented.
    Hawaii's economy was a major influence on HEI's 1998 consolidated results. Following a period of little or no growth since the recession in 1991, the economy grew moderately in 1998 by 1.8% after inflation. Weaknesses in Asian economies and currencies (predominantly Japan) have adversely affected two of Hawaii's key economic drivers, tourism and capital investment. Hawaii's premier industry, tourism, suffered its first decline after 4 straight years of increases since 1993. A 4% increase in westbound visitors could not offset an 11% decline in eastbound visitors, resulting in an overall decline in total visitors of almost 2% to 6.7 million. The construction industry, another key economic sector, continued its decline in 1998, losing almost 5% of its jobs despite a boost in capital spending by the state government. Other indicators of a struggling economic recovery include a low 0.3% population growth rate, a 1% decline in non-agricultural jobs, and an unemployment rate that continues to be a full percentage point higher than the nation as a whole.
    On the brighter side, Hawaii's tourism industry has been uplifted by the strong U.S. economy, total personal income continues to grow at a moderate pace, civilian employment has risen steadily over the last 4 quarters resulting in a decline in the unemployment rate, inflation is at record lows boosting consumer spending power, and low prices and interest rates have spurred home resales and refinancings.
    Hawaii's economy is expected to continue growing below 2% annually in the short- to medium-term future based on the state government's forecast of positive but slower U.S. economic growth and little or no growth in the Japanese economy. Positive economic impacts are expected from continued growth in personal income and laws passed in the last legislative session, including personal income tax reductions and increased spending for tourism marketing. Longer term, the state government expects the Asian tourism market to recover, particularly as Japan's measures to strengthen its economy take root, including public works spending, banking reforms and income tax reductions.

Following is a general discussion of HEI's consolidated results that should be read in conjunction with the segment discussions that follow.

Consolidated

-------------------------------------------------------------------------------------------------------------
                                                              %                  %                 %
                                                      1998  change      1997   change    1996    change
--------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)

Revenues.........................................   $1,485      2      $1,460      4    $1,402         9
Operating income.................................      225      6         213     12       190        --
Income from continuing operations................   $   95      3      $   92     14    $   81         1
Loss from discontinued operations................      (10)    NM          (6)    NM        (2)       NM
                                                 ---------         ----------       ----------
Net income.......................................   $   85     (2)     $   86     10    $   79         2
                                                 ---------         ----------       ----------
Basic earnings (loss) per share
   Continuing operations.........................   $ 2.96      1      $ 2.93     10    $ 2.66        (3)
   Discontinued operations.......................    (0.31)    NM       (0.17)    NM     (0.06)       NM
                                                 ---------         ---------         ----------
                                                    $ 2.65     (4)     $ 2.76      6    $ 2.60        (2)
                                                 ---------         ----------          ----------
As adjusted /1/
     Operating income............................   $  225      4      $  217      6    $  204         7
     Income from continuing operations...........       95     --          94      6        89        11
     Net income..................................       85     (5)         89      2        87        12
     Basic earnings per common share -
      continuing operations......................     2.96     (2)       3.01      3      2.93         7
     Basic earnings per common share.............     2.65     (6)       2.83     (1)     2.87         8
Weighted-average number of common shares
 outstanding.....................................     32.0      2        31.4      4      30.3         4

Dividend payout ratio............................      94%                88%              93%
Dividend payout ratio -
   continuing operations.........................      84%                83%              91%

NM  Not meaningful.

/1/ In December 1997, ASB acquired most of the BoA--Hawaii operations and incurred one-time acquisition expenses of $2.4 million after tax. In September 1996, the Deposit Insurance Funds Act of 1996 authorized a one-time deposit insurance premium assessment by the Federal Deposit Insurance Corporation
(FDIC). ASB's assessment was $8.3 million after tax and was accrued in 1996. The 1997 "as adjusted" amounts exclude the one-time acquisition expenses and the 1996 "as adjusted" amounts exclude the one-time FDIC assessment.


 .   The decrease in 1998 net income from 1997 was due to the loss from the discontinued real estate operations, partly offset by the settlement received from director and officer liability insurance carriers. The increase in 1998 income from continuing operations over 1997 was primarily due to a 15% increase in ASB's net income and a 3% increase in the electric utilities' net income, offset by the higher net loss from the "other" segment.

 .   The increase in 1997 net income over 1996 was due to a 76% increase in ASB's net income, primarily due to the one-time 1996 FDIC assessment which led to lower FDIC insurance premiums in 1997, and a decrease in the net loss from the "other" segment, partly offset by a 4% decrease in the net income of the electric utility segment.

 .   The increase in 1996 net income over 1995 was due to a 12% increase in net income of the electric utility segment and a decrease in the net loss from the "other" segment, partly offset by a 36% decrease in ASB's net income due to the one-time 1996 FDIC assessment.

 .   Shareholder dividends are declared and paid quarterly by HEI at the discretion of HEI's Board of Directors. Annual dividends per common share increased in 1998 to $2.48 from $2.44 in 1997 and $2.41 in 1996.

 .   HEI and its predecessor company, Hawaiian Electric Company, Inc. (HECO), have paid dividends continuously since 1901. On January 19, 1999, HEI's Board maintained the quarterly dividend of $0.62 per common share because the Board's objective of reducing HEI's dividend payout ratio through earnings growth had not yet been achieved. However, HEI is beginning to see the results of two of its growth strategies to increase shareholder value despite Hawaii's slow economy--the acquisition of BoA's Hawaii operations and the pursuit of independent power and integrated energy services projects in Asia and the Pacific. When the Board considers its dividend policy in 2000, it will evaluate the results of these strategies.

    At the indicated annual dividend rate of $2.48 per share and the closing share price on February 17, 1999 of $35.19, HEI's dividend yield was 7.0%.

Following is a general discussion of revenues, expenses and operating income or loss by business segment. Segment information is also shown in Note 2 in the "Notes to Consolidated Financial Statements."

Electric utility

----------------------------------------------------------------------------------------------------------
                                                               %                   %                   %
                                                   1998     change     1997     change     1996     change
----------------------------------------------------------------------------------------------------------
(in millions, except per barrel amounts and number of employees)

Revenues /1/...................................   $1,016        (8)   $1,108         2    $1,081         9
Expenses
  Fuel oil.....................................      196       (24)      257         3       251        21
  Purchased power..............................      274        (6)      293         2       286         4
  Other........................................      369        (5)      386         4       370         7
Operating income...............................      177         3       172        (1)      174         9
Allowance for funds used
  during construction..........................       16        (6)       17        (3)       18        15
Net income.....................................       81         3        78        (4)       81        12
Return on average common equity................     10.4%               10.3%               11.2%
Average price per barrel of fuel oil /1/.......   $19.14       (24)   $25.19         5    $24.08        18
Kilowatthour sales.............................    8,870        (1)    8,963        --     8,991         2
Number of employees (at December 31)...........    2,020        (4)    2,115        (2)    2,152        (3)

/1/ The rate schedules of the electric utilities contain energy cost adjustment clauses through which changes in fuel oil prices and certain components of purchased energy costs are passed on to customers.

 .   In 1998, the electric utilities' revenues decreased by 8%, or $92 million, from 1997. Of this $92 million decrease, $82 million was due to lower fuel oil prices and $10 million was due to a 1.0% decrease in KWH sales of electricity. The decrease in KWH sales was partly due to Hawaii's slow economy and partly due to cooler temperatures, which result in lower residential and commercial air conditioning usage. The combined 14% decrease in fuel oil and purchased power expenses is primarily due to lower fuel oil prices, fewer KWHs purchased and better generating unit efficiency. The 5% decrease in other expenses was due to a 6% decrease in other operation and maintenance expenses and an 8% decrease in taxes, other than income taxes, resulting from decreased revenues. The decreases were partly offset by a 4% increase in depreciation expense as a result of plant additions. Other operation and maintenance expenses in 1998 decreased primarily due to lower employee benefit costs, including lower pension costs and negotiated bargaining unit benefit changes, less generating unit overhaul and corrective maintenance work, and other cost containment and productivity improvement efforts. Throughout 1998, salaries and wages were frozen. In spite of the lower KWH sales, operating income for 1998 increased 3% compared to 1997 due to the lower expenses.
    Due to Hawaii's slow economy, the electric utilities' 1999 forecast is for lower KWH sales, which would impact operating results. Cost containment and productivity improvement efforts will continue in 1999, but it is expected that these efforts will not fully offset the effects of the potentially lower sales.
 .   In 1997, the electric utilities' revenues increased 2% over 1996, primarily due to higher fuel oil prices; the recovery of integrated resource planning related costs (including demand-side management (DSM) program costs, lost margins and shareholder incentives related to the DSM programs) and rate increases granted by the Public Utilities Commission of the State of Hawaii
(PUC). The increases were partly offset by a 0.3% decrease in KWH sales of electricity, partly due to cooler weather and Hawaii's slow economy. Fuel oil and purchased power expenses increased 2% primarily due to higher fuel oil prices. The 4% increase in other expenses was due to a 4% increase in other operation expenses, a 12% increase in depreciation expense as a result of plant additions and a 3% increase in taxes, other than income taxes, resulting from increased revenues. Other operation expenses in 1997 increased primarily due to higher integrated resource planning related costs (including DSM program costs). Operating income for 1997 decreased 1% compared to 1996 due to the lower KWH sales and increased expenses, partly offset by the effects of rate increases and DSM program related shareholder incentives.
 .   1996 revenues increased 9% compared to 1995, primarily due to higher fuel oil prices, a 2.1% increase in KWH sales of electricity, rate increases granted by the PUC and the recovery of integrated resource planning costs. The KWH sales increase was partly due to the effects of the 1.4% real growth in Hawaii's economy. Fuel oil and purchased power expenses increased because of higher fuel oil prices and more KWHs being generated and purchased. The 7% increase in other expenses was due to a 6% increase in other operation and maintenance ex-penses, a 9% increase in depreciation expense as a result of plant additions and a 9% increase in taxes, other than income taxes, resulting from increased revenues. Other operation expenses in 1996 increased primarily due to higher integrated resource planning related costs. Maintenance expenses increased partly due to more underground fault repairs and tower maintenance on Oahu and higher production maintenance on Hawaii and Maui. Operating income for 1996 increased 9% compared to 1995 due in part to higher KWH sales, rate increases and DSM program related shareholder incentives, partly offset by increased expenses.

Competition

The electric utility industry is becoming increasingly competitive. Independent power producers (IPPs) are well established in Hawaii and continue to actively pursue new projects. Customer self-generation, with or without cogeneration, has made inroads in Hawaii and is a continuing competitive factor. Competition in the generation sector in Hawaii is moderated, however, by the scarcity of generation sites, various permitting processes and lack of interconnections to other electric utilities. HECO has been able to compete successfully by offering customers economic alternatives that, among other things, employ energy efficient electrotechnologies such as the heat pump water heater.
    Legislation has been introduced in Congress that would restructure the electric utility industry with a view toward increasing competition by, for example, allowing customers to choose their generation supplier. Some of the bills would exempt Alaska and Hawaii. Also, the Department of Energy's proposed "Comprehensive Electricity Competition Act", submitted to Congress in June 1998, includes a provision that would permit states to "opt out" of the proposed retail competition deadline of not later than January 1, 2003.
    On December 30, 1996, the PUC instituted a proceeding to identify and examine the issues surrounding electric competition and to determine the impact of competition on the electric utility infrastructure in Hawaii. See Note 17 in the "Notes to Consolidated Financial Statements."

Regulation of electric utility rates

The PUC has broad discretion in its regulation of the rates charged by HEI's electric utility subsidiaries and in other matters. Any adverse decision and order (D&O) by the PUC concerning the level or method of determining electric utility rates, the authorized returns on equity or other matters, or any prolonged delay in rendering a D&O in a rate or other proceeding, could have a material adverse effect on the Company's financial condition and results of operations. Upon a showing of probable entitlement, the PUC is required to issue an interim D&O in a rate case within 10 months from the date of filing a completed application if the evidentiary hearing is completed (subject to extension for 30 days if the evidentiary hearing is not completed). There is no time limit for rendering a final D&O. Interim rate increases are subject to refund with interest, pending the final outcome of the case. Management cannot predict with certainty when D&Os in pending or future rate cases will be rendered or the amount of any interim or final rate increase that may be granted.

Recent rate requests

HEI's electric utility subsidiaries initiate PUC proceedings from time to time to request electric rate increases to cover rising operating costs, the cost of purchased power and the cost of plant and equipment, including the cost of new capital projects to maintain and improve service reliability. As of February 17, 1999, the return on average common equity (ROACE) found by the PUC to be reasonable in the most recent final rate decision for each utility was 11.4% for HECO (effective December 11, 1995 and based on a 1995 test year), 11.65% for Hawaii Electric Light Company, Inc. (HELCO) (effective April 2, 1997 and based on a 1996 test year) and 11.12% for Maui Electric Company, Limited (MECO) (effective December 23, 1997 and based on a 1997 test year).

Hawaii Electric Light Company, Inc.  In March 1998, HELCO filed a request to
-----------------------------------
increase rates 11.5%, or $17.3 million in annual revenues, based on a 1999 test year and a 12.5% ROACE, primarily to recover costs relating to (1) an agreement, which is subject to PUC approval, to buy power from Encogen's planned 60megawatt
(MW) plant and (2) adding two combustion turbines (CT-4 and CT-5) at HELCO's Keahole power plant. Depending on future developments with respect to the Encogen power purchase agreement and with respect to obtaining the necessary permits for CT-4 and CT-5, HELCO's test year 1999 rate increase application may be withdrawn, in which case a new application will be filed closer to the time when the new generation facilities are expected to be completed.

Maui Electric Company, Limited  In January 1998, MECO filed a request to
------------------------------
increase rates by 15.3%, or $22.4 million in annual revenues, based on a 12.75% ROACE and a 1999 test year, primarily to recover the costs related to the addition of a new generation unit in late 1998. In December 1998, MECO received an interim D&O, effective January 1, 1999, authorizing an 8.5%, or $11.7 million, increase in annual revenues, based on a ROACE of 11.12%, which was the ROACE authorized in MECO's prior rate case.

Energy cost adjustment clauses

The rate schedules of the electric utility subsidiaries include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted-average price paid for fuel oil and certain components of purchased power, and the relative amounts of company-generated power and purchased power. Accordingly, changes in fuel oil prices and certain components of purchased power costs are passed on to customers. In the December 30, 1997 D&O's approving HECO and its subsidiaries' fuel supply contracts, the PUC noted that, in light of the length of the fuel supply contracts and the relative stability of fuel prices, the need for the continued use of energy cost adjustment clauses will be the subject of investigation in a generic docket or in a future rate case. In its rate increase application based on a 1999 test year, MECO stated its position that the energy cost adjustment clause continues to be necessary.

Commitments and contingencies
See Note 17 in the "Notes to Consolidated Financial Statements."

Savings bank

------------------------------------------------------------------------------------------------------------
                                                               %                      %                   %
                                                   1998     change       1997      change     1996     change
-------------------------------------------------------------------------------------------------------------
(in millions)
Revenues.......................................   $  410        39    $     294         8    $  271         7
Net interest income............................      164        45          113        11       102         9
Operating income...............................       54        20           45        71        26       (35)
Net income.....................................       30        15           26        76        15       (36)
Return on average common equity................      9.2%              11.0%/2/                 6.8%
As adjusted /1/
  Operating income.............................   $   54        10    $      49        22    $   40        --
  Net income...................................       30         5           29        23        23        --
  Return on average common equity..............      9.2%              12.1%/2/                10.6%
Interest-earning assets
  Average balance /2/..........................   $5,187        40    $   3,708        11    $3,354         9
  Weighted-average yield.......................     7.34%       (2)        7.49%       (2)     7.62%       (1)
Interest-bearing liabilities
  Average balance /2/..........................   $5,126        43    $   3,586        11    $3,233         8
  Weighted-average rate........................     4.23%       (8)        4.59%       (3)     4.75%       (1)
Interest rate spread...........................     3.11%        7         2.90%        1      2.87%       (1)

/1/ In December 1997, ASB acquired most of the BoA--Hawaii operations and incurred one-time acquisition expenses of $2.4 million after tax. In September 1996, the Deposit Insurance Funds Act of 1996 authorized a one-time deposit insurance premium assessment by the FDIC. ASB's assessment was $8.3 million after tax and was accrued in 1996. The 1997 "as adjusted" amounts exclude the one-time acquisition expenses and the 1996 "as adjusted" amounts exclude the one-time FDIC assessment.

/2 /Calculated using the average month-end balances during the years.

Earnings of ASB depend primarily on net interest income, the difference between interest income earned on interest-earning assets (loans receivable, mortgage-backed securities and investments) and interest expense incurred on interest-bearing liabilities (deposit liabilities and borrowings). ASB's loan volumes and yields are affected by market interest rates, competition, demand for real estate financing, availability of funds and management's responses to these factors. Other factors affecting ASB's operating results include income from servicing loans and expenses from operations.
    Deposits traditionally have been the principal source of ASB's funds for use in lending, meeting liquidity requirements and making investments. ASB also derives funds from borrowings, payments of interest and principal on outstanding loans receivable and mortgage-backed securities, and other sources. In recent years, advances from the Federal Home Loan Bank (FHLB) of Seattle and securities sold under agreements to repurchase have become more significant sources of funds as the demand for deposits has decreased due in part to increased competition from money market and mutual funds. Using sources of funds with a higher cost than deposits, such as advances from the FHLB, puts downward pressure on ASB's net interest income.
    In December 1997, ASB was able to grow significantly
through the acquisition of loans and other assets and the assumption of $1.7 billion of deposits and other liabilities from BoA-Hawaii.
 .   ASB's 1998 revenues increased 39% over 1997 due to a 40% higher average balance of interest-earning assets, reflecting the December 1997 BoA-Hawaii acquisition and a higher demand for residential lending as the recent relatively low interest rate environment spurred strong refinancing activity. 1998 net interest income increased 45% over 1997 due to the higher volume of business and a higher interest rate spread--the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities. Contributing to the increase in ASB's interest rate spread was the higher spread on the earning assets and interest-bearing liabilities acquired from BoA and the decrease in rates paid on ASB's passbook and savings accounts (reduced by 50 basis points) and checking accounts (reduced by 25 basis points), effective October 1, 1998.
    The significant increase in operating income reflects the full year of earnings after the December 1997 acquisition. The higher results and 9.2% ROACE for 1998, however, were not as high as expected, partly due to the effects of a flat yield curve, rising delinquencies, Year 2000 remediation expenses and the costs to integrate the BoA operations (including consulting expenditures to consolidate and streamline operations). With the slow Hawaii economy leading to higher delinquencies, ASB's allowance for loan losses increased by $10 million to $40 million in 1998. ASB's ratio of net charge-offs to average loans outstanding, however, still remained relatively low at 0.13% for 1998 compared to an annualized 0.18% for all U.S. thrifts for the first nine months of 1998.
    Despite a 20% increase in operating income, ASB and subsidiaries' 1998 income taxes were flat compared to 1997 income taxes. In March 1998, ASB formed a wholly owned operating subsidiary, ASB Realty Corporation, which elects to be taxed as a real estate investment trust. This reorganization has reduced ASB's income taxes by $2.5 million for 1998. The State of Hawaii, however, has indicated that it may challenge the tax treatment of this reorganization. ASB, however, believes that its tax position is proper.
 .   ASB's 1997 revenues increased 8% over 1996 due to an 11% higher average balance of interest-earning assets, partly offset by lower yields. 1997 net interest income increased 11% over 1996 due to a slightly higher net average balance of interest-earning assets and a slightly higher interest rate spread. One of the primary factors contributing to the increase in ASB's interest rate spread was the decrease in rates paid on ASB's deposits commencing in November 1996. Excluding the effects of the 1997 acquisition expenses and the one-time 1996 FDIC assessment, operating and net income were up 22% and 23%, respectively, compared to 1996 due to higher net interest income and lower deposit insurance premiums, partly offset by higher employee expenses.
    On the positive side, loans receivable increased a net 52% in 1997, primarily due to the purchase of $0.9 billion of Hawaii-based BoA loans. On the negative side, higher unemployment and other factors contributed to increased loans receivable delinquencies. Taking into account the BoA acquisition, in 1997 ASB's allowance for loan losses increased by $11 million to $30 million. ASB's ratio of net charge-offs to average loans outstanding, however, remained relatively low at 0.12% for 1997 compared to the average for all U.S. thrifts at 0.29%.
 .   ASB's 1996 revenues increased 7% over 1995 due to a 9% higher average balance of interest-earning assets, partly offset by lower yields on mortgage-backed securities. 1996 net interest income increased 9% over 1995 due to a 22% higher net average balance of interest-earning assets, partly offset by a slightly lower interest rate spread. One of the primary factors contributing to the decrease in ASB's interest rate spread was the flattening of the yield curve beginning in 1995. Excluding the effects of the one-time 1996 FDIC assessment, operating and net income were flat compared to 1995 due to higher net interest income, offset by an increased provision for loan losses, higher compensation and benefits expenses and higher other income in 1995, which included a $2.3 million after-tax gain on the sale of mortgage-backed securities.
    Loans receivable increased a net 19% in 1996, partly due to higher refinancings of residential mortgage loans from other financial institutions due to the relatively low mortgage rates. However, higher unemployment and other factors contributed to increased delinquencies. In 1996, ASB's allowance for loan losses increased by $6 million to $19 million. ASB's ratio of net charge-offs to average loans outstanding, however, remained relatively low at 0.07% for 1996 compared to the average for all U.S. thrifts at 0.33%. In 1996, deposits decreased 3%, partly due to competition from money market and mutual funds.

Other

-----------------------------------------------------------------------------------------
                                                 %                  %                  %
                                      1998    change     1997    change     1996    change
------------------------------------------------------------------------------------------
(in millions)
Revenues..........................   $  59        --    $  59        18    $  50         3
Operating loss....................      (6)      (71)      (4)       61      (10)      (11)

The "other" business segment includes results of operations of Hawaiian Tug & Barge Corp. (HTB) and its subsidiary, Young Brothers, Limited (YB), maritime freight transportation companies; HEI Investment Corp. (HEIIC), a company primarily holding investments in leveraged leases; the HEIPC Group, companies formed to pursue independent power and integrated energy services projects in Asia and the Pacific; Pacific Energy Conservation Services, Inc., a contract services company primarily providing windfarm operational and maintenance services to an affiliated electric utility; HEI District Cooling, Inc., a company formed to develop, build, own, operate and/or maintain central chilled water, cooling system facilities, and other energy related products and services; ProVision Technologies, Inc., a company formed to sell, install, operate and maintain on-site power generation equipment and auxiliary appliances in Hawaii and the Pacific Rim; Hawaiian Electric Industries Capital Trust I, HEI Preferred Funding, LP and Hycap Management, Inc., companies formed primarily for the purpose of effecting the issuance in 1997 of 8.36% Trust Originated Preferred Securities; HEI and HEI Diversified, Inc. (HEIDI), holding companies; and eliminations of intercompany transactions.
 .   The freight transportation subsidiaries recorded operating income of $5.0 million in 1998, $2.2 million in 1997 and $3.0 million in 1996. Although HTB and YB continue to be negatively impacted by the slow economic activity on Oahu's neighbor islands and the slow construction industry in Hawaii, 1998 operating income was higher than 1997 due to higher general freight revenues, resulting from increased rates and cargo moved, and lower operating expenses, resulting from lower labor related expenses and a PUC approved sailing schedule modification. 1997 operating income was lower than 1996 due largely to a 19% increase in maintenance expenses, primarily for barges and equipment. 1996 operating income was higher than 1995 due largely to lower drydocking and overhaul expenses.
    In December 1996, the PUC approved a stipulated agreement between YB and the Consumer Advocate to increase rates by $1.4 million annually, or 3.9%. In October 1997, YB received a final D&O authorizing a 4.7%, or $1.7 million increase in annual revenues, based on a 14.1% ROACE.
 .   HEIIC recorded operating income of $0.8 million in 1998, $4.6 million in
1997 and $0.1 million in 1996. In 1997, HEIIC recognized in pretax income $3.9 million, representing its proportionate share of income from an investment in UTECH Venture Capital Corporation, which liquidated its investment in Ciena Corporation. No new significant investments are currently planned for HEIIC.
 .   HEIPC was formed in March 1995 and its subsidiaries have been and will be formed from time to time to pursue independent power and integrated energy services projects in Asia and the Pacific. HEIPC's consolidated operating loss was $3.2 million in 1998, $2.0 million in 1997 and $2.6 million in 1996. The increase in the 1998 operating loss was due to increased China business development expenses, partly offset by operating income from the HEIPC Group's first project in Guam. The decrease in operating loss for 1997 was due to operating income from the Guam project.
    In September 1996, HEI Power Corp. Guam (HPG), entered into an energy conversion agreement for approximately 20 years with the Guam Power Authority
(GPA), pursuant to which HPG has repaired and is operating and maintaining two oil-fired 25-MW (net) units at Tanguisson, Guam. In November 1996, HPG assumed operational control of the Tanguisson facility. HPG's total cost to repair the two units was $15 million. The GPA project site is contaminated with oil from spills occurring prior to HPG's assuming operational control. HPG has agreed to manage the operation and maintenance of GPA's waste oil recovery system at the project site consistent with GPA's oil recovery plan as approved by the U.S. Environmental Protection Agency. GPA, however, has agreed to indemnify and hold HPG harmless from any pre-existing environmental liability.
    In September 1998, HEIPC (through a wholly owned, indirect subsidiary) acquired an effective 60% interest in a joint venture, Baotou Tianjiao Power Co., Ltd., formed to design, construct, own, operate and manage a 206-MW (net) coal-fired power plant to be located inside Baotou Iron & Steel (Group) Co., Ltd.'s (BaoSteel's) complex in Inner Mongolia, PRC. BaoSteel, a state-owned enterprise and the fifth largest steel company in China, is a 25% partner in the joint venture and will purchase all the electricity generated. Ownership of the plant will be transferred, without charge, to BaoSteel in approximately 20 years. BaoSteel's current demand of 400 MWs is expected to exceed 700 MWs by the year 2000, following the completion of a plant modernization to improve production capability. Construction has commenced and the units are expected to be on line by the end of 2000. The HEIPC Group has committed to invest up to $100 million.
    In December 1998, HEIPC (through a wholly owned, indirect subsidiary) invested $7.6 million to acquire convertible cumulative nonparticipating 8% preferred shares in Cagayan Electric Power & Light Co., Inc. (CEPALCO), an electric distribution company in the Philippines. The acquisition is a strategic move which puts the HEIPC Group in a position to participate in the eventual privatization of the National Power Corporation and growth in the electric distribution business in the Philippines.

    The HEIPC Group is actively pursuing other projects in Asia and the Pacific. The success of any project undertaken by the HEIPC Group will be dependent on many factors, including the economic, political, monetary, technological, regulatory and logistical circumstances surrounding each project and the location of the project. Due to political or regulatory actions or other circumstances, projects may be delayed or even prohibited. There is no assurance that any project undertaken by the HEIPC Group will be successfully completed or that the HEIPC Group's investment in any such project will not be lost, in whole or in part.
    See Note 17 in the "Notes to Consolidated Financial Statements" for a discussion of the HEIPC Group's commitment with respect to the China project. The HEIPC Group is pursuing additional international projects that are subject to approval by the HEIPC and HEI Boards of Directors.
 .   The corporate and other subsidiaries' operating loss was $9.1 million in
1998, $8.6 million in 1997 and $10.4 million 1996.

Discontinued operations
--------------------------------------------------------------------------------
See Note 15 in the "Notes to Consolidated Financial Statements."

Accounting for the effects of certain types of regulation
--------------------------------------------------------------------------------
In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company's financial statements reflect assets and costs of HECO and its subsidiaries and YB based on current cost-based rate-making regulations. Management believes HECO and its subsidiaries' and YB's operations currently satisfy the SFAS No. 71 criteria. However, if events or circumstances should change so that those criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations, financial position or liquidity may result. See Note 4 in the "Notes to Consolidated Financial Statements."

Environmental matters
--------------------------------------------------------------------------------
HEI and its subsidiaries are subject to environmental laws and regulations which could potentially impact the Company in terms of operating existing facilities, constructing and operating new facilities and ensuring the proper cleanup and disposal of hazardous waste and toxic substances. Management believes that the recovery through rates of most, if not all, of any costs incurred by HECO and its subsidiaries and YB in complying with these environmental requirements would be allowed by the PUC. Based on information available to the Company, management is not aware of any contingent liabilities relating to environmental matters that would have a material adverse effect on the Company.
    Also, see the HEIPC Group discussion under "Other" above and Note 17 in the "Notes to Consolidated Financial Statements."

Year 2000 issue
--------------------------------------------------------------------------------
The following discussion includes numerous forward-looking statements. See "Forward-Looking Information."

HEI consolidated
The Company is aware of the Year 2000 date issues associated with the practice of encoding only the last two digits of four digit years in computer equipment, software and devices with embedded technology. Year 2000 date issues, if not properly addressed, may result in computer errors that could cause a disruption of business operations. Further, the Company could be adversely impacted by Year 2000 date issues if suppliers, customers and other related businesses do not address the issues successfully. HEI and subsidiary management have developed Year 2000 programs and have teams in place that are actively assessing, renovating, validating and implementing Year 2000 ready systems. All significant computer-based systems are being included in the inventory and assessment process. Priority is being given to systems that are considered mission or business critical. HEI and each business unit have appointed a Year 2000 project manager who provides periodic reporting to their respective senior management and board of directors.
    Both the electric utility and the savings bank segments are subject to external oversight by their respective regulators. Although substantial effort is being devoted to the Year 2000 issue, no absolute assurance can be given that the Company will successfully avoid all problems that may arise. Further, no absolute assurance can be given that the Year 2000 problems of other entities will not have a material adverse impact on the Company's systems or results of operations.

Costs.  Management believes that the cost to remediate its systems to become
------
Year 2000 ready will not have a material adverse effect on the Company's financial condition, results of operations or liquidity. The total cost of initiatives undertaken primarily for Year 2000 remediation is estimated at $9 million, of which approximately $3 million has been incurred through December 31, 1998. The cost to remediate systems and the target dates provided below represent management's best estimates at this time. These estimates are based on information provided by various work units within the Company and external parties such as vendors and business partners. Numerous assumptions have been made regarding future dates, including the continued availability of internal and external resources, third party remediation plans and the successful testing of mission critical systems.

Electric utility
State of readiness.  HECO and its subsidiaries have identified information
-------------------
technology (IT) and non-IT systems which will require Year 2000 remediation work. HECO has prioritized these systems by importance, business risk and Year 2000 exposure, allocating resources accordingly. Remediation work for each of the systems includes an assessment phase, a renovation and validation phase and an implementation phase. Overall, the assessment phase is substantially complete for HECO and its subsidiaries' systems and it is roughly estimated that 40% of the renovation and validation phase has been completed as of December 31, 1998, with lesser amounts of work completed on the implementation phase. The scheduled completion date for each system is before the date it is expected to encounter any Year 2000 impact (not later than September 1999).
    In December 1998, HECO and its subsidiaries replaced the majority of their business-critical applications with an integrated application suite that is represented to be Year 2000 ready. The installation of an integrated application suite has both simplified and lowered the cost of Year 2000 remediation efforts.
    HECO and its subsidiaries have identified third parties with whom they have significant relationships and are corresponding with these vendors and service providers to determine their Year 2000 readiness. Significant third parties include fuel suppliers, independent power producers, financial institutions and large customers. Letters have been sent to 282 vendors and 83% have responded to the inquiry. HECO has formed an Oahu Power Partners Year 2000 Group to provide a forum to share information among HECO, independent power producers and fuel suppliers. HECO has contracted with two of its major vendors of power plant equipment for their services in assessing, remediating and testing their installed control systems. HECO and these vendors have completed remediation of seven of HECO's 16 generating units and have tested three of the seven.

Costs.  HECO management believes that the cost to remediate its systems to
------
become Year 2000 ready will not have a material adverse effect on consolidated HECO's financial condition, results of operations or liquidity. The total cost of initiatives undertaken primarily for Year 2000 remediation is estimated at $2 million, of which $0.3 million has been incurred through December 31, 1998.

Risks.  The Year 2000 remediation effort addresses two distinct areas of risk--
------
(1) electric systems, which deliver power to customers, and (2) business systems, which handle data processing. Importantly, neither the generation nor distribution systems are fully dependent on automated control systems. Because HECO and its subsidiaries have the capability to manually control the generation and dispatching of power and have some degree of diversity and redundancy in their systems, HECO believes the most reasonably likely worst case scenario would be brief, localized power outages and billing, collection and/or reporting errors or delays.

Contingency plans.  Contingency plans in the event of a Year 2000 problem are
------------------
being developed for HECO and its subsidiaries. HECO and its subsidiaries will have personnel on standby at midnight on December 31, 1999 and on other critical dates in 1999 and 2000, as deemed necessary. Work crews will be able to manually operate equipment, making a prolonged power outage unlikely.

Savings Bank
State of readiness.  ASB and its subsidiaries follow guidelines provided by the
-------------------
Office of Thrift Supervision (OTS), which require ASB to first renovate its mission critical systems. ASB, in its assessment, identified IT and non-IT mission critical systems requiring Year 2000 remediation work. IT systems include outsourced and in-house mainframe systems and applications, licensed vendor applications, ATMs, desktop applications and high speed check sorting. ASB has prioritized these systems by importance, business risk, and Year 2000 exposure, allocating resources accordingly.
    The OTS guidelines use a five-phase approach to Year 2000 issues--an awareness phase, assessment phase, renovation phase, validation phase and implementation phase. As of December 31, 1998, the assessment and renovation of ASB's internal mission critical systems has been completed. Validation (79% complete) and implementation (54% complete) are the focal points for ASB's remaining Year 2000 effort. As of December 31, 1998, ASB had substantially completed its internal mission critical testing. Testing with business partners, service providers and vendors is expected to occur during the first quarter of 1999. ASB is targeting to implement all renovated mission critical systems by June of 1999.
    ASB and its subsidiaries identified third parties with whom they have significant relationships including software-hardware systems providers, large customers and a service bureau. ASB has implemented a Customer Impact Program that monitors the activities of its large business and deposit customers. ASB monitors its service and supply vendors for Year 2000 compliance and 319 of 426 vendors have responded that they are compliant or are making efforts to be compliant by January 1, 2000. Adequate time is being factored into the planning to allow movement to an alternative service provider or suppliers. ASB should reach decisions on whether to continue doing business with current suppliers and vendors by June 30, 1999.

Costs.  The total cost of initiatives undertaken by ASB primarily for Year 2000
------
remediation is estimated at $6 million, of which approximately $3 million has been incurred through December 31, 1998.

Risks.  The Year 2000 remediation effort addresses various areas of risk,
------
primarily in ASB's business systems, including in-house applications, vendor applications, service bureau applications and electronic banking. ASB believes that the most likely worst case scenario would be a localized disruption of customer services. ASB believes off-line processing at any branch site is feasible for up to five working days.

Contingency plans.  ASB's overall contingency plan provides the broad steps that
------------------
ASB could take if entire systems or partial systems were lost. During 1998, ASB engaged a consultant who assisted in the development of detailed contingency plans for mission critical systems. ASB is using these contingency plans to develop similar detailed plans for other departments. ASB's contingency plans include implementing off-line or manual procedures, implementing stand-in programs, activating the disaster recovery plan and relocating certain operations to the recovery site. ASB will backup critical reports and files prior to yearend 1999. Further, ASB and its subsidiaries will have personnel on standby at midnight on December 31, 1999 and on other critical dates in 1999 and 2000, as deemed necessary.

Effects of inflation
--------------------------------------------------------------------------------
U.S. inflation, as measured by the U.S. Consumer Price Index, averaged 1.6% in 1998, 2.3% in 1997 and 3.0% in 1996. Hawaii inflation, as measured by the Honolulu Consumer Price Index, averaged an estimated (0.2)% in 1998, 0.7% in 1997 and 1.5% in 1996. Although the rate of inflation over the past three years has been relatively low compared with the late 1970's and early 1980's, inflation continues to have an impact on HEI's operations.
    Inflation increases operating costs and the replacement cost of assets. Subsidiaries with significant physical assets, such as the electric utilities, replace assets at much higher costs and must request and obtain rate increases to maintain adequate earnings. In the past, the PUC has generally approved rate increases to cover the effects of inflation. In 1999, 1997 and 1996, the electric utilities received rate increases, in part to cover increases in construction costs and operating expenses due to inflation.

Accounting changes
--------------------------------------------------------------------------------
See Note 1 in the "Notes to Consolidated Financial Statements."

                        Liquidity and capital resources
                        -------------------------------
Consolidated
--------------------------------------------------------------------------------
The Company believes that its ability to generate cash, both internally from operations and externally from debt and equity issues, is adequate to maintain sufficient liquidity to fund its construction programs and investments and to cover debt and other cash requirements in the foreseeable future.
    The Company's total assets were $8.2 billion and $7.9 billion at December 31, 1998 and 1997, respectively. Asset growth in 1998 primarily stemmed from the growth in loans and cash at the savings bank and the electric utilities' capital expenditures program. Asset growth in 1997 primarily stemmed from the acquisition of most of BoA's Hawaii operations.

  The consolidated capital structure of HEI was as follows:

December 31                                                                   1998            1997
------------------------------------------------------------------------------------------------------
(in millions)
Short-term borrowings..................................................   $  223    10%   $  285    14%
Long-term debt.........................................................      900    40       794    37
HEI- and HECO-obligated preferred securities of trust subsidiaries.....      200     9       150     7
Preferred stock of electric utility subsidiaries.......................       81     4        84     4
Minority interests.....................................................        4     -        --     -
Common stock equity....................................................      827    37       815    38
------------------------------------------------------------------------------------------------------
                                                                          $2,235   100%   $2,128   100%
======================================================================================================

ASB's deposit liabilities, securities sold under agreements to repurchase, advances from the FHLB of Seattle and retail repurchase agreements are not included in the table above.
  In February 1999, the Standard & Poor's (S&P) and Moody's Investors Service's (Moody's) ratings of HEI's and HECO's securities were as follows:

                                                                                         S&P                 Moody's
-------------------------------------------------------------------------------------------------------------------------
HEI
-----
Commercial paper.....................................................................    A-2                   P-2
Medium-term notes....................................................................    BBB                  Baa2
HEI-obligated preferred securities of trust subsidiary...............................    BB+                  baa3
HECO
------
Commercial paper.....................................................................     A-2                  P-2
Revenue bonds........................................................................     BBB+                 Baa1
HECO-obligated preferred securities of trust subsidiaries............................     BBB-                 baa1
Cumulative preferred stock...........................................................     BBB-                 baa2

The above ratings are not recommendations to buy, sell or hold any securities; such ratings may be subject to revision or withdrawal at any time by the rating agencies; and each rating should be evaluated independently of any other rating.


Neither HEI nor HECO management can predict with certainty future rating agency actions or their effects on the future cost of capital to HEI or HECO.
  Operating activities provided net cash of $219 million in 1998, $180 million in 1997 and $162 million in 1996. Investing activities used net cash of $233 million in 1998, $208 million in 1997 and $413 million in 1996. In 1998, net cash used for investing activities consisted primarily of the origination and purchase of loans (net of repayments) and capital expenditures, partly offset by a decrease in mortgage-backed securities. Financing activities provided net cash of $161 million in 1998, $191 million in 1997 and $218 million in 1996. In 1998, cash was provided by the net increases in certain liabilities (securities sold under agreements to repurchase, advances from the FHLB of Seattle and long-term debt) and the proceeds from the issuances of HECO-obligated preferred securities and common stock, partly offset by common stock dividends, preferred securities distributions and net decreases in deposit liabilities and short-term borrowings.
  A portion of the net assets of HECO and ASB are not available for transfer to HEI in the form of dividends, loans or advances without regulatory approval. However, such restrictions are expected to not significantly affect the operations of HEI, its ability to pay dividends on its common stock or its ability to meet its cash obligations. See Note 13 in the "Notes to Consolidated Financial Statements."
  Total HEI consolidated financing requirements for 1999 through 2003, including net capital expenditures (which exclude the allowance for funds used during construction and capital expenditures funded by third-party cash contributions in aid of construction), long-term debt retirements (excluding repayments of advances from the FHLB of Seattle and securities sold under agreements to repurchase) and preferred stock retirements, are estimated to total $1.2 billion. Of this amount, approximately $0.8 billion is for net capital expenditures (mostly relating to the electric utilities' net capital expenditures described below). HEI's consolidated internal sources, after the payment of HEI dividends, are expected to provide approximately 55% of the consolidated financing requirements, with debt financing providing the remaining requirements. Additional debt and equity financing may be required to fund activities not included in the 1999-2003 forecast, such as the development of additional independent power projects by the HEIPC Group in Asia and the Pacific, or to fund changes in requirements, such as increases in the amount of or an acceleration of capital expenditures of the electric utilities.
  In February 1997, Hawaiian Electric Industries Capital Trust I issued $100 million of its 8.36% Company-obligated preferred securities. In March 1997, HECO Capital Trust I issued $50 million of its 8.05% HECO-obligated cumulative quarterly income preferred securities. In December 1998, HECO Capital Trust II issued $50 million of its 7.30% HECO-obligated cumulative quarterly income preferred securities. See Note 7 in the "Notes to Consolidated Financial Statements."

Following is a discussion of the liquidity and capital resources of HEI's largest segments.

Electric utility
--------------------------------------------------------------------------------
HECO's consolidated capital structure was as follows:

December 31                                                            1998                 1997
------------------------------------------------------------------------------------------------
(in millions)
Short-term borrowings from nonaffiliates and affiliate..........   $  139     8%   $   96      6%
Long-term debt..................................................      622    36       628     39
HECO-obligated preferred securities of trust subsidiaries.......      100     6        50      3
Preferred stock
  Subject to mandatory redemption...............................       33     2        36      2
  Not subject to mandatory redemption...........................       48     3        48      3
Common stock equity.............................................      787    45       769     47
------------------------------------------------------------------------------------------------
                                                                   $1,729   100%   $1,627    100%
================================================================================================

In 1998, the electric utilities' investing activities used $122 million in cash, primarily for capital expenditures. Financing activities provided net cash of $18 million, including the proceeds from the issuance of HECO-obligated preferred securities of $50 million and a net increase in short-term borrowings of $44 million, offset by common and preferred stock dividends, preferred securities distributions and a net decrease in long-term debt. Operating activities provided $158 million toward capital expenditures and other cash requirements.
  The electric utilities' consolidated financing requirements for 1999 through 2003, including net capital expenditures, long-term debt retirements and preferred stock retirements, are estimated to total $660 million. HECO's consolidated internal sources, after the payment of common stock and preferred stock dividends, are expected to provide approximately 78% of the consolidated financing requirements, with debt and equity financing providing the remaining requirements. As of December 31, 1998, $30 million of proceeds from previous sales by the Department of Budget and Finance of the State of Hawaii of special purpose revenue bonds issued for the benefit of HECO, MECO and HELCO remain undrawn. Also as of December 31, 1998, an additional $88 million of special purpose revenue bonds were authorized by the Hawaii Legislature for issuance for the benefit of HECO and MECO prior to the end of 1999 and an additional $100 million of revenue bonds were authorized for issuance for the benefit of HECO and HELCO prior to the end of 2003. HECO estimates that it will require approximately $28 million in new common equity, in addition to retained earnings, over the five-year period 1999 through 2003. The PUC must approve issuances of long-term securities by HECO, HELCO and MECO.
  Capital expenditures include the costs of projects which are required to meet expected load growth, to improve reliability and to replace and upgrade existing equipment. Net capital expenditures for the five-year period 1999 through 2003 are currently estimated to total $608 million. Approximately 75% of forecast gross capital expenditures, which includes the allowance for funds used during construction and capital expenditures funded by third-party cash contributions in aid of construction, is for transmission and distribution projects, with the remaining 25% primarily for generation projects. See Note 17 in the "Notes to Consolidated Financial Statements" for a discussion of purchase commitments, including commitments for fuel contracts, power purchase agreements and construction projects.
  For 1999, electric utility net capital expenditures are estimated to be $142 million. Gross capital expenditures are estimated to be $157 million, comprised of approximately $120 million for transmission and distribution projects, approximately $12 million for new generation projects and approximately $25 million for general plant and existing generation projects. Drawdowns of proceeds from previous and future sales of tax-exempt special purpose revenue bonds, sales of common stock to HEI and the generation of funds from internal sources are expected to provide the cash needed for the net capital expenditures.
  Management periodically reviews capital expenditure estimates and the timing of construction projects. These estimates may change significantly as a result of many considerations, including changes in economic conditions, changes in forecasts of KWH sales and peak load, the availability of purchased power, the availability of generating sites and transmission and distribution corridors, the ability to obtain adequate and timely rate increases, escalation in construction costs, DSM programs and requirements of environmental and other regulatory and permitting authorities.


Savings bank
-----------------------------------------------------------------------------------------------------
                                                                              %                  %
December 31                                                         1998    change     1997    change
-----------------------------------------------------------------------------------------------------
(in millions)
Assets..........................................................   $5,692        3    $5,548       55
Loans receivable, net...........................................    3,143        4     3,036       52
Mortgage-backed securities......................................    1,791       (4)    1,865       39
Deposit liabilities.............................................    3,866       (1)    3,917       82
Securities sold under agreements to repurchase..................      515       37       375      (22)
Advances from FHLB..............................................      806        9       736        8

As of December 31, 1998, ASB was the third largest financial institution in the state based on assets of $5.7 billion and deposits of $3.9 billion. In 1997, ASB's assets increased primarily due to the acquisition of most of BoA's Hawaii operations. The acquisition added $0.9 billion in loans receivable and $1.7 billion in deposits. ASB also purchased $0.8 billion of mortgage-backed securities in anticipation of and shortly after the acquisition.
   At December 31, 1998, loans which do not accrue interest totaled $85.5 million or 2.7% of net loans outstanding, compared to $71.8 million or 2.4% at December 31, 1997. At December 31, 1998, there were 42 properties acquired in settlement of loans valued at $5.6 million.
  For 1998, investing activities used net cash of $87 million, primarily due to the origination and purchase of loans (net of repayments) partly offset by repayments of mortgage-backed securities (net of purchases). Net cash provided by financing activities in 1998 was $135 million, due largely to net increases of $139 million in securities sold under agreements to repurchase and $69 million in advances from FHLB, partly offset by a net decrease of $51 million in deposit liabilities and by $20 million in common and preferred stock dividends.
  Minimum liquidity levels are currently governed by the regulations adopted by the OTS. ASB was in compliance with OTS liquidity requirements as of December 31, 1998.
  ASB believes that a satisfactory regulatory capital position provides a basis for public confidence, affords protection to depositors, helps to ensure continued access to capital markets on favorable terms and provides a foundation for growth. As of December 31, 1998, ASB was in compliance with the OTS minimum capital requirements (ratio requirements noted in parentheses) with a tangible capital ratio of 5.3% (1.5%), a core capital ratio of 5.3% (3.0%) and a risk-based capital ratio of 12.7% (8.0%).
  FDIC regulations restrict the ability of financial institutions that are not "well-capitalized" to offer interest rates on deposits that are significantly higher than the rates offered by competing institutions. As of December 31, 1998, ASB was "well-capitalized" (ratio requirements noted in parentheses) with a leverage ratio of 5.3% (5.0%), a Tier-1 risk-based ratio of 11.7% (6.0%) and a total risk-based ratio of 12.7% (10.0%).
  Significant interstate banking legislation has been enacted at both the federal and state levels. Under the federal Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, a bank holding company may acquire control of a bank in any state, subject to certain restrictions. Under state law, effective June 1, 1997, a bank chartered under state law may merge with an out-of-state bank and convert all branches of both banks into branches of a single bank, subject to certain restrictions. Although the federal and state laws apply only to banks, such legislation may nonetheless affect the competitive balance among banks, thrifts and other financial institutions and the level of competition among financial institutions doing business in Hawaii.
  For a discussion of the unfavorable disparity in the Financing Corporation assessment rates that ASB and other thrifts have paid in relation to the rates that most commercial banks have paid, see Note 3 in the "Notes to Consolidated Financial

Statements." By law, the Financing Corporation's assessment rate on deposits insured by the Bank Insurance Fund must be one-fifth the rate on deposits insured by the Savings Association Insurance Fund until the insurance funds are merged or until January 1, 2000, whichever occurs first, at which time the FICO interest obligation for both banks and thrifts should thereafter be identical, at a currently estimated rate of 2.4 cents per $100 of deposits.
  Certain legislative proposals advanced to eliminate thrift charters, if adopted, could have a material adverse effect on the Company. For example, if thrift charters were eliminated and ASB obtained a bank charter, HEI and its subsidiaries might become subject to the restrictions on the permissible activities of a bank holding company. While certain of the proposals that have been advanced would "grandfather" the activities of existing savings and loan holding companies such as HEI, management cannot predict whether or in what form any of these proposals might ultimately be adopted nor the extent to which the business of HEI or ASB might be affected.

           Quantitative and Qualitative Disclosures about Market Risk
--------------------------------------------------------------------------------

  The Company manages various market risks in the ordinary course of business, including credit risk, liquidity risk, commodity price risk and foreign currency exchange rate risk, and believes its exposures to these risks are not material as of December 31, 1998. However, the Company considers interest rate risk to be a very significant market risk as it could potentially have a significant effect on the Company's financial condition and results of operations. Interest rate risk can be defined as the exposure of the Company's earnings to adverse movements in interest rates. The Company's success is dependent, in part, upon ASB's ability to manage interest rate risk. Because the Company does not have a portfolio of trading assets, the Company is not exposed to market risk from trading activities. The Company does not currently use derivatives to manage interest rate risk.
  ASB's Asset/Liability Management Committee (ALMCO) serves as the Senior Investment Group charged with the responsibility of managing interest rate risk and of carrying out the overall investment objectives and activities of ASB as approved by the ASB Board of Directors. ALMCO establishes policies that monitor and coordinate ASB's sources, uses and pricing of funds.
  ASB continues to reduce the volatility of its net interest income by managing the relationship of interest-sensitive assets to interest-sensitive liabilities. To accomplish this, management has attempted to increase the amount of variable rate assets. This has been difficult, however, in the current low interest rate environment.
  Residential real estate lending is and will continue to be a key component of ASB's business. Residential lending demand in Hawaii has been primarily for fixed rate products. Management has made significant purchases of adjustable-rate mortgage-backed securities (MBS) to offset predominantly fixed rate loan production. ASB purchases adjustable-rate MBS with interest rates that are adjusted primarily based on changes in U.S. treasury indices.
  ASB plans to build its portfolio of consumer and business banking loans which generally earn higher rates of interest and have maturities shorter than residential real estate loans. However, the origination of consumer and business banking loans involves risks different from those associated with originating residential real estate loans. For example, credit risk associated with consumer and business banking loans is generally higher than for mortgage loans, the sources and level of competition may be different and, compared to residential real estate lending, consumer and business banking lending is a relatively new business for ASB. These different risk factors are considered in the underwriting and pricing standards established for consumer and business banking loans.
  ASB's approach to managing interest rate risk includes the changing of repricing terms and diversifying the mix of maturities on certificates of deposits and other interest-bearing liabilities. ASB manages the maturities of its borrowings to balance changes in the demand for deposit maturities. ASB has emphasized the need to attract core deposits that ASB believes are a steady funding source having less sensitivity to changes in market interest rates than other funding sources. At December 31, 1998, core deposits comprised 55% of ASB's deposit base, compared to the 54% at December 31, 1997.
  The table below provides contractual balances of ASB's on- and off-balance sheet financial instruments in U.S. dollars at the expected maturity dates as well as the estimated fair values of those on- and off-balance sheet financial instruments as of December 31, 1998, and constitutes a "forward-looking statement." The expected maturity categories take into consideration historical prepayment rates as well as actual amortization of principal and do not take into consideration reinvestment of cash. Various prepayment rates ranging from 13-34% were used in computing the expected maturity of ASB's interest-sensitive assets. The expected maturity categories for interest-sensitive core deposits take into consideration historical attrition rates based on core deposit studies. Core deposit attrition rates ranging from 14-32% were used in expected maturity computations for core deposits. The weighted-average interest rates for the various assets and liabilities presented are as of December 31, 1998.
  See Note 16 in the "Notes to Consolidated Financial Statements" for descriptions of the methods and assumptions used to estimate fair value of each applicable class of financial instruments.

Savings bank
----------------------------------------------------------------------------------------------------------------------------------

                                                                  Expected maturity/principal repayment          December 31, 1998
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     There-              Estimated
(dollars in millions)                                    1999     2000     2001     2002     2003    after     Total     fair value
-----------------------------------------------------------------------------------------------------------------------------------

Interest-sensitive assets
Mortgage loans and MBS
    Adjustable rate                                    $  654    $ 418    $ 270    $ 174    $ 112    $  198    $1,826        $1,842
      Average interest rate                                                                                       7.0%
    Fixed rate - one-to-four family residential        $  364    $ 315    $ 272    $ 235    $ 203    $1,152    $2,541        $2,551
      Average interest rate                                                                                       7.2%
    Fixed rate - multi-family residential and
      nonresidential                                   $   14    $  15    $  16    $  18    $  20    $   85    $  168        $  171
      Average interest rate                                                                                       8.6%

Consumer loans                                         $  102    $  69    $  47    $  31    $  21    $   41    $  311        $  321
      Average interest rate                                                                                       9.4%

Commercial loans                                       $   23    $  20    $  16    $  12    $  10    $    7    $   88        $   84
      Average interest rate                                                                                       8.9%

Investment securities and interest-bearing
  deposits                                             $  224       --       --       --       --        --    $  224        $  224
      Average interest rate                               4.8%                                                    4.8%

Interest-sensitive liabilities
Passbook deposits                                      $  254    $ 127    $ 109    $  94    $  81    $  496    $1,161        $1,161
      Average interest rate                               2.5%     2.5%     2.5%     2.5%     2.5%      2.5%      2.5%

NOW and other demand deposits                          $  125    $ 106    $ 106    $  62    $  61    $  169    $  629        $  629
      Average interest rate                               0.9%     0.9%     0.9%     0.9%     0.9%      0.9%      0.9%

Money market accounts                                  $   96    $  74    $  74    $  27    $  26    $   30    $  327        $  327
      Average interest rate                               3.4%     3.4%     3.4%     3.4%     3.4%      3.4%      3.4%

Certificates of deposit                                $1,514    $ 118    $  24    $  16    $  16    $   61    $1,749        $1,751
      Average interest rate                               5.1%     5.2%     5.6%     6.2%     5.4%      5.2%      5.1%

FHLB advances                                          $  177    $ 108    $ 110    $  38    $ 180    $  193    $  806        $  831
      Average interest rate                               5.6%     5.6%     6.4%     7.0%     5.9%      7.0%      6.2%

Other borrowings                                       $  490             $  33                                $  523        $  523
      Average interest rate                               5.3%              5.5%                                  5.3%

Interest-sensitive off-balance sheet items
Loans serviced for others                                                                                      $  730        $   13
      Average interest rate                                                                                       7.9%

Loan commitments and loans in process                                                                          $   63            --
      Average interest rate                                                                                       6.6%

Unused consumer lines of credit                                                                                $  415        $    3
      Average interest rate                                                                                      11.2%

The Company's general policy is to manage other than savings bank interest rate risk through use of a combination of short- and long-term debt and preferred securities. The table below provides information about the Company's other than savings bank market sensitive financial instruments in U.S. dollars, including contractual balances at the expected maturity dates as well as the estimated fair values as of December 31, 1998, and constitutes a "forward-looking statement."

Other than savings bank
--------------------------------------------------------------------------------

                                                                  Expected maturity                            December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                    There-               Estimated
(dollars in millions)                                   1999     2000     2001     2002     2003    after     Total      fair value
 -----------------------------------------------------------------------------------------------------------------------------------

Interest-sensitive liabilities
Short-term borrowings                                  $ 223       --       --       --       --        --     $223            $223

      Average interest rate                              5.9%      --       --       --       --        --      5.9%

Long-term debt
  Fixed rate                                           $   7    $  12    $  59    $  63    $  39      $685     $865            $903

      Average interest rate                              7.5%     7.0%     7.1%     6.6%     6.8%      6.3%     6.4%
  Variable rate                                        $  35       --       --       --       --        --     $ 35             $35

      Average interest rate                              5.7%      --       --       --       --        --      5.7%

HEI- and HECO-obligated preferred
  securities of trust subsidiaries                        --       --       --       --       --      $200     $200            $202

      Average distribution rate                           --       --       --       --       --       8.0%     8.0%

Preferred stock of electric utility subsidiaries
  subject to mandatory redemption                      $  33       --       --       --       --        --     $ 33             $34

      Average dividend rate                              8.5%      --       --       --       --        --      8.5%


                          Forward-Looking Information
--------------------------------------------------------------------------------

This report and other presentations made by Hawaiian Electric Industries, Inc. and its subsidiaries contain forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934. Except for historical information contained herein, the matters set forth are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the effect of international, national and local economic conditions, including the condition of the Hawaii tourist and construction industries and the Hawaii housing market; the effects of weather and natural disasters; product demand and market acceptance risks; increasing competition in the electric utility industry; capacity and supply constraints or difficulties; new technological developments; governmental and regulatory actions, including decisions in rate cases and on permitting issues; the results of financing efforts; the timing and extent of changes in interest rates and foreign currency exchange rates; the convertibility and availability of foreign currency; political and business risks inherent in doing business in a developing country; and the risks associated with the installation of new computer systems and the avoidance of Year 2000 problems. Investors are also referred to other risks and uncertainties discussed elsewhere in this Annual Report and in other periodic reports previously and subsequently filed by Hawaiian Electric Industries, Inc. and/or Hawaiian Electric Company, Inc. with the Securities and Exchange Commission.

Independent Auditors' Report
--------------------------------------------------------------------------------

The Board of Directors and Stockholders
Hawaiian Electric Industries, Inc.:


  We have audited the accompanying consolidated balance sheets of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.



/s/  KPMG LLP



Honolulu, Hawaii
January 18, 1999

Consolidated Statements of Income
--------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                                                          1998          1997          1996
--------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Revenues
Electric utility...........................................................   $1,016,283    $1,107,523    $1,080,868
Savings bank...............................................................      409,883       294,135       271,402
Other......................................................................       58,999        58,769        49,865
--------------------------------------------------------------------------------------------------------------------
                                                                               1,485,165     1,460,427     1,402,135
--------------------------------------------------------------------------------------------------------------------
Expenses
Electric utility...........................................................      838,833       935,770       907,255
Savings bank...............................................................      356,233       249,396       231,346
   FDIC special assessment.................................................           --            --        13,835
Other......................................................................       65,453        62,554        59,682
--------------------------------------------------------------------------------------------------------------------
                                                                               1,260,519     1,247,720     1,212,118
--------------------------------------------------------------------------------------------------------------------
Operating income (loss)
Electric utility...........................................................      177,450       171,753       173,613
Savings bank...............................................................       53,650        44,739        26,221
Other......................................................................       (6,454)       (3,785)       (9,817)
--------------------------------------------------------------------------------------------------------------------
                                                                                 224,646       212,707       190,017
--------------------------------------------------------------------------------------------------------------------
Interest expense--electric utility and other...............................      (70,524)      (62,292)      (64,506)
Allowance for borrowed funds used during construction......................        5,915         6,190         5,862
Preferred stock dividends of electric utility subsidiaries.................       (6,005)       (6,253)       (6,529)
Preferred securities distributions of trust subsidiaries...................      (12,557)      (10,600)           --
Allowance for equity funds used during construction........................       10,106        10,864        11,741
--------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes......................      151,581       150,616       136,585
Income taxes...............................................................       56,953        58,773        56,030
--------------------------------------------------------------------------------------------------------------------
Income from continuing operations..........................................       94,628        91,843        80,555
--------------------------------------------------------------------------------------------------------------------
Discontinued operations, net of income taxes
   Loss from operations....................................................      (13,598)       (5,401)       (1,897)
   Net gain on disposals...................................................        3,781            --            --
--------------------------------------------------------------------------------------------------------------------
Loss from discontinued operations..........................................       (9,817)       (5,401)       (1,897)
--------------------------------------------------------------------------------------------------------------------
Net income.................................................................   $   84,811    $   86,442    $   78,658
====================================================================================================================
Basic earnings (loss) per common share
     Continuing operations.................................................   $     2.96    $     2.93    $     2.66
     Discontinued operations...............................................        (0.31)        (0.17)        (0.06)
--------------------------------------------------------------------------------------------------------------------
                                                                              $     2.65    $     2.76    $     2.60
====================================================================================================================
Diluted earnings (loss) per common share
     Continuing operations.................................................   $     2.95    $     2.92    $     2.65
     Discontinued operations...............................................        (0.31)        (0.17)        (0.06)
--------------------------------------------------------------------------------------------------------------------
                                                                              $     2.64    $     2.75    $     2.59
====================================================================================================================
Dividends per common share.................................................   $     2.48    $     2.44    $     2.41
====================================================================================================================
Weighted-average number of common shares outstanding.......................       32,014        31,375        30,310
      Dilutive effect of stock options and dividend equivalents............          115            95            78
--------------------------------------------------------------------------------------------------------------------
Adjusted weighted-average shares...........................................       32,129        31,470        30,388
====================================================================================================================

Consolidated Statements of Retained Earnings
--------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                                                             1998          1997          1996
--------------------------------------------------------------------------------------------------------------------
(in thousands)
Retained earnings, beginning of year.......................................   $  159,862    $  149,907    $  144,216
Net income.................................................................       84,811        86,442        78,658
Common stock dividends.....................................................      (79,421)      (76,487)      (72,967)
--------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year.............................................   $  165,252    $  159,862    $  149,907
====================================================================================================================

See accompanying "Notes to Consolidated Financial Statements."

Consolidated Balance Sheets
---------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

December 31                                                                        1998                       1997
---------------------------------------------------------------------------------------------------------------------
(in thousands)
ASSETS
Cash and equivalents.......................................                     $  412,254                 $  253,910
Accounts receivable and unbilled revenues, net.............                        156,220                    158,231
Investment and mortgage-backed securities (estimated fair
 value $1,917,975 and $1,982,394)..........................                      1,902,927                  1,970,623

Loans receivable, net......................................                      3,143,197                  3,035,847
Property, plant and equipment, net
     Land..................................................      $    44,214                 $   46,124
     Plant and equipment...................................        2,945,512                  2,735,844
     Construction in progress..............................          166,695                    212,205
                                                                ------------                 ----------
                                                                   3,156,421                  2,994,173
     Less -- accumulated depreciation......................       (1,063,023)    2,093,398     (974,655)    2,019,518
                                                                 -----------              -------------
Regulatory assets..........................................                        110,459                    104,079
Other......................................................                        265,799                    281,506
Goodwill and other intangibles.............................                        115,006                    122,492
---------------------------------------------------------------------------------------------------------------------
                                                                                $8,199,260                 $7,946,206
=====================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Accounts payable...........................................                     $  107,863                 $  148,445
Deposit liabilities........................................                      3,865,736                  3,916,600
Short-term borrowings......................................                        222,847                    284,663
Securities sold under agreements to repurchase.............                        515,330                    375,366
Advances from Federal Home Loan Bank.......................                        805,581                    736,474
Long-term debt.............................................                        899,598                    794,621
Deferred income taxes......................................                        186,138                    189,955
Contributions in aid of construction.......................                        198,904                    197,596
Other......................................................                        285,243                    253,742
----------------------------------------------------------------------------------------------------------------------
                                                                                 7,087,240                  6,897,462
---------------------------------------------------------------------------------------------------------------------
HEI- and HECO-obligated preferred securities of trust
       subsidiaries directly or indirectly holding solely
       HEI and HEI-guaranteed and HECO and
       HECO-guaranteed subordinated debentures.............                        200,000                    150,000
Preferred stock of electric utility subsidiaries
       Subject to mandatory redemption.....................                         33,080                     35,770
       Not subject to mandatory redemption.................                         48,293                     48,293
Minority interests.........................................                          3,675                         --
---------------------------------------------------------------------------------------------------------------------
                                                                                   285,048                    234,063
---------------------------------------------------------------------------------------------------------------------
Stockholders' equity
Preferred stock, no par value, authorized 10,000 shares;
 issued:  none.............................................                             --                         --
Common stock, no par value, authorized 100,000 shares;
 issued and outstanding:  32,116 shares and 31,895
 shares....................................................                        661,720                    654,819
Retained earnings..........................................                        165,252                    159,862
---------------------------------------------------------------------------------------------------------------------
                                                                                   826,972                    814,681
---------------------------------------------------------------------------------------------------------------------
                                                                                $8,199,260                 $7,946,206
=====================================================================================================================

See accompanying "Notes to Consolidated Financial Statements."

Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------
Hawaiian Electric Industries, Inc. and subsidiaries

Years ended December 31                                                              1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------
(in thousands)

Cash flows from operating activities
Income from continuing operations..............................................   $  94,628    $    91,843    $  80,555
Adjustments to reconcile income from continuing operations to net cash provided by continuing operating activities
      Depreciation and amortization of property, plant and equipment...........      96,772         91,495       82,307
      Other amortization.......................................................      16,024         13,848       12,477
      Provision for loan losses................................................      13,802          6,934        7,631
      Deferred income taxes....................................................      (3,788)        (1,704)       2,739
      Allowance for equity funds used during construction......................     (10,106)       (10,864)     (11,741)
      Changes in assets and liabilities, net of effects from the acquisition of Bank of America, FSB - Hawaii operations and
        disposal of businesses
            Decrease (increase) in accounts receivable and
              unbilled revenues, net...........................................       2,011         (2,396)      (8,357)
            Increase (decrease) in accounts payable............................     (40,582)       (13,429)      13,120
            Changes in other assets and liabilities............................      50,555          4,637      (17,016)
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operating activities...........................     219,316        180,364      161,715
-----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Held-to-maturity mortgage-backed securities purchased..........................    (521,054)      (799,299)    (208,857)
Principal repayments on held-to-maturity mortgage-backed securities............     592,073        272,662      309,384
Held-to-maturity investment securities purchased...............................    (200,982)       (64,949)          --
Proceeds from maturity of investment securities................................     199,982             --           --
Loans receivable originated and purchased......................................    (654,576)      (310,903)    (490,852)
Principal repayments on loans receivable.......................................     495,291        146,685      169,160
Capital expenditures...........................................................    (166,738)      (147,301)    (205,580)
Purchase of savings bank-owned life insurance..................................          --        (35,000)      (5,000)
Cash received from (paid to) Bank of America, FSB for the assumption of deposit and other liabilities, net of purchase of loans
     receivable and other assets...............................................     (24,018)       714,843           --
Proceeds from loans returned to Bank of America, FSB...........................      28,763             --           --
Other..........................................................................      18,012         15,336       18,855
-----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities..........................................    (233,247)      (207,926)    (412,890)
-----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Net increase (decrease) in deposit liabilities.................................     (50,864)       105,982      (73,385)
Net increase (decrease) in short-term borrowings with original
      maturities of three months or less.......................................     (61,816)        71,143       36,374
Proceeds from securities sold under agreements to repurchase...................     531,812      1,557,000      714,100
Repurchase of securities sold under agreements to repurchase...................    (392,500)    (1,660,600)    (646,000)
Proceeds from advances from Federal Home Loan Bank.............................     706,500      1,337,500      810,560
Principal payments on advances from Federal Home Loan Bank.....................    (637,393)    (1,285,300)    (627,560)
Proceeds from issuance of long-term debt.......................................     194,216         74,233      124,886
Repayment of long-term debt....................................................     (89,400)       (81,900)     (73,400)
Proceeds from issuance of HEI- and HECO-obligated
      preferred securities of trust subsidiaries...............................      50,000        150,000           --
Redemption of electric utility subsidiaries' preferred stock...................      (2,690)        (3,185)      (2,795)
Net proceeds from issuance of common stock.....................................       8,191         22,994       19,818
Common stock dividends.........................................................     (79,421)       (61,799)     (55,288)
Preferred securities distributions of trust subsidiaries.......................     (12,557)       (10,600)          --
Other..........................................................................      (3,068)       (24,109)      (9,544)
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities......................................     161,010        191,359      217,766
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) discontinued operations.........................      11,265         (7,000)          --
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents................................     158,344        156,797      (33,409)
Cash and equivalents, beginning of year........................................     253,910         97,113      130,522
-----------------------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year..............................................   $ 412,254    $   253,910    $  97,113
=======================================================================================================================

See accompanying "Notes to Consolidated Financial Statements."

Notes to Consolidated Financial Statements

1 . Summary of significant accounting policies
--------------------------------------------------------------------------------

General
--------------------------------------------------------------------------------

Hawaiian Electric Industries, Inc. (HEI) is a holding company with subsidiaries engaged in electric utility, savings bank, freight transportation and other businesses, primarily in the State of Hawaii, and also engaged in the development of and investment in independent power and integrated energy service projects in Asia and the Pacific. Effective September 14, 1998, HEI adopted a plan to exit the residential real estate development business conducted by Malama Pacific Corp. and its subsidiaries.

Basis of presentation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ significantly from those estimates.
  Material estimates that are particularly susceptible to significant change include the amounts reported for regulatory assets, allowance for loan losses and pension and other postretirement benefit obligations.

Consolidation. The consolidated financial statements include the accounts of HEI and its subsidiaries (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Regulation by the Public Utilities Commission of the State of Hawaii (PUC). The electric utility subsidiaries and Young Brothers, Limited (YB) are regulated by the PUC and account for the effects of regulation under Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." The actions of regulators can affect the timing of recognition of revenues, expenses, assets and liabilities.

Investments. Debt securities that the Company intends to and has the ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Marketable equity securities and debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Marketable equity securities and debt securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.
  For nontrading securities, declines in value determined to be nontemporary are included in earnings and result in a new cost basis for the investment. The specific identification method is used in determining realized gains and losses on the sales of securities.

Property, plant and equipment. Property, plant and equipment are reported at cost. Self-constructed electric utility plant includes engineering, supervision, and administrative and general costs, and an allowance for the cost of funds used during the construction period. Upon the retirement or sale of electric utility plant, no gain or loss is recognized. The cost of the plant retired or sold and the cost of removal (net of salvage value) are charged to accumulated depreciation.

Postretirement benefits. Pension and other postretirement benefits costs are charged primarily to expense and electric utility plant. The Company's policy is to fund pension costs in amounts consistent with the requirements of the Employee Retirement Income Security Act of 1974. Certain health care and/or life insurance benefits are provided to eligible retired employees and the employees' beneficiaries and covered dependents.

Depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Electric utility plant has useful lives ranging from 20 to 45 years for production plant, from 25 to 50 years for transmission and distribution plant and from 8 to 45 years for general plant. The electric utility subsidiaries' composite annual depreciation rate was 3.9% in 1998 and 1997 and 3.8% in 1996.

Environmental expenditures. The Company is subject to numerous federal and state statutes and governmental regulations pertaining to the environment. In general, environmental contamination treatment costs are charged to expense, unless it is probable the PUC would allow such costs to be recovered in future rates. Also, environmental costs are capitalized if: the costs extend the life, increase the capacity, or improve the safety or efficiency of property; the costs mitigate or prevent future environmental contamination; or the costs are incurred in preparing the property for sale. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Corresponding regulatory assets are recorded when it is probable the PUC would allow such costs to be recovered in future rates.

Income taxes. Deferred income tax assets and liabilities are established for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such deferred tax assets or liabilities are realized or settled.
  Federal and state tax credits are deferred and amortized over the estimated useful lives of the properties which qualified for the credits.

Cash flows. The Company considers cash on hand, deposits in banks, deposits with the Federal Home Loan Bank (FHLB) of Seattle, money market accounts, certificates of deposit, short-term commercial paper and reverse repurchase agreements, with original maturities of three months or less, to be cash and equivalents.

Accounting changes.

Comprehensive income.  In June 1997, the Financial Accounting Standards Board
(FASB) issued SFAS No. 130, "Reporting Comprehensive Income." The Company adopted SFAS No. 130 in the first quarter of 1998, but had no material "other" comprehensive income items for the years presented in the statements of income or accumulated as of the balance sheet dates presented.

Segments of an enterprise and related information. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company adopted SFAS No. 131 in the first quarter of 1998. No modification to the Company's reporting segments was required.

Costs of computer software developed or obtained for internal use and start-up activities. In March 1998, the AICPA Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires that certain costs, including certain payroll and payroll-related costs, be capitalized and amortized over the estimated useful life of the software. In April 1998, the AICPA Accounting Standards Executive Committee issued SOP 98-5, "Reporting on the Costs of Start-up Activities," which requires that costs of start-up activities, including organization costs, be expensed as incurred. The provisions of SOP 98-1 and SOP 98-5 are effective for fiscal years beginning after December 15, 1998 and earlier application is encouraged. The Company adopted SOP 98-1 and SOP 98-5 effective January 1, 1999. The adoption of SOP 98-1 and SOP 98-5 did not have a material effect on the Company's financial condition, results of operations or liquidity.

Derivative instruments and hedging activities. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The provisions of SFAS No. 133 are effective for all fiscal quarters of fiscal years beginning after June 15, 1999 and earlier application is encouraged. The Company will adopt SFAS No. 133 on January 1, 2000 but has not yet determined the impact of adoption.

Reclassifications. Certain reclassifications have been made to prior years' financial statements to conform to the 1998 presentation.

Electric utility
--------------------------------------------------------------------------------
Contributions in aid of construction. The electric utility subsidiaries receive contributions from customers for special construction requirements. As directed by the PUC, the subsidiaries amortize contributions on a straight-line basis over 30 years as an offset against depreciation expense.

Electric utility revenues. Electric utility revenues are based on rates authorized by the PUC and include revenues applicable to energy consumed in the accounting period but not yet billed to the customers. Revenue amounts recorded pursuant to a PUC interim order are subject to refund, with interest, pending a final order.

  The rate schedules of the electric utility subsidiaries include energy cost adjustment clauses under which rates are adjusted for changes in the weighted-average price paid for fuel oil and certain components of purchased power, and the relative amounts of company-generated power and purchased power.

Allowance for funds used during construction (AFUDC). AFUDC is an accounting practice whereby the costs of debt and equity funds used to finance plant construction are removed from the statement of income and charged to construction in progress on the balance sheet.
  The weighted-average AFUDC rate was 8.9% in 1998, 9.0% in 1997 and 9.2% in 1996, and reflected quarterly compounding.

Savings bank
--------------------------------------------------------------------------------
Loans receivable. American Savings Bank, F.S.B. (ASB) states loans receivable at cost less an allowance for loan losses, loan origination and commitment fees and purchase premiums and discounts. Interest on loans is credited to income as it is earned. Premiums are amortized and discounts are accreted over the estimated life of the loan using the level-yield method.

Allowance for loan losses.    ASB deems a loan impaired when it is probable that
ASB will be unable to collect all amounts due according to the contractual terms of the loan agreement. When such a loan is deemed impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral securing the loan. Impairment losses are charged to the provision for loan losses and included in the allowance for loan losses.
  For the remaining loans receivable portfolio (smaller-balance homogeneous loans), ASB weighs several factors in determining the adequacy of the valuation allowance for estimated losses, including management's review of the existing risks in the loan portfolio, prevailing economic conditions and the historical loss experience.
  ASB uses either the cash or cost-recovery method to record cash receipts on impaired loans that are not accruing interest. For smaller-balance homogeneous loans, ASB generally ceases the accrual of interest on a loan that is more than 90 days past due or when there is reasonable doubt as to the loan's collectibility. Subsequent recognition of interest income for such loans is generally on the cash method.

Real estate acquired in settlement of loans. ASB records real estate acquired in settlement of loans at the lower of cost or fair value less estimated selling expenses.

Loan origination and commitment fees. ASB defers loan origination fees (net of direct costs) and recognizes such fees as an adjustment of yield over the life of the loan. ASB also defers nonrefundable commitment fees (net of direct loan origination costs, if applicable) for commitments to originate or purchase loans and, if the commitment is exercised, recognizes such fees as an adjustment of yield over the life of the loan. If the commitment expires unexercised, ASB recognizes nonrefundable commitment fees as income upon expiration.

Amortization of goodwill and core deposit intangibles. ASB amortizes goodwill on a straight-line basis over 25 years and core deposit intangibles each year at the greater of the actual attrition rate of such deposit base or 10% of the original value. Management evaluates whether later events or changes in circumstances indicate the remaining estimated useful life of an intangible asset may warrant revision or that the remaining balance of an intangible asset may not be recoverable. When factors indicate that an intangible asset should be evaluated for possible impairment, management uses an estimate of undiscounted future cash flows over the remaining useful life of the asset in measuring whether the intangible asset is recoverable.

2 . Segment financial information
--------------------------------------------------------------------------------
The reportable segments of the Company, the electric utility and savings bank segments, are strategic business units that offer different products and services and operate in different regulatory environments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except that income taxes for each segment is calculated on a "stand-alone" basis. HEI evaluates segment performance based on income from continuing operations. The Company accounts for intersegment sales and transfers as if the sales and transfers were to third parties, that is, at current market prices. Intersegment revenues consist primarily of interest and preferred dividends.

Electric utility
Hawaiian Electric Company, Inc. (HECO) and its wholly owned operating subsidiaries, Hawaii Electric Light Company, Inc. (HELCO) and Maui Electric Company, Limited (MECO), are electric public utilities in the business of generating, purchasing, transmitting, distributing and selling electric energy, and are regulated by the PUC.

Savings bank
--------------------------------------------------------------------------------
ASB is a federally chartered savings bank providing a full range of banking services to individual and corporate customers through its branch system in Hawaii. ASB is subject to examination and comprehensive regulation by the Department of Treasury, Office of Thrift Supervision and the Federal Deposit Insurance Corporation (FDIC), and is also subject to regulations of the Board of Governors of the Federal Reserve System. In December 1997, ASB acquired most of the Hawaii operations of Bank of America, FSB (BoA). ASB's interest income, net of interest expense, was $164 million, $113 million and $102 million in 1998, 1997 and 1996, respectively.

Other
--------------------------------------------------------------------------------
Hawaiian Tug & Barge Corp. (HTB) provides tugboat and charter barge services in Hawaii and the Pacific area and, together with its wholly owned subsidiary, YB, provides general freight and containerized cargo transportation among the Hawaiian Islands. YB operates as an authorized common carrier that services all major ports in Hawaii under the Hawaii Water Carrier Act and is regulated by the PUC.
  HEI Investment Corp. holds investments primarily in leveraged leases.
  HEI Power Corp. (HEIPC) and its wholly owned subsidiaries (collectively, the HEIPC Group) were formed to pursue independent power and integrated energy services projects in Asia and the Pacific. In 1996, an HEIPC subsidiary entered into an energy conversion agreement for approximately 20 years with the Guam Power Authority for the rehabilitation, operation and maintenance of two 25-megawatt (MW) (net) generating units which began commercial operations in 1997. In 1998, HEIPC (through a wholly owned, indirect subsidiary) acquired an effective 60% interest in a joint venture formed to design, construct, own, operate and manage a 206-MW (net) coal-fired power plant in China over a period of approximately 20 years. Also in 1998, HEIPC (through a wholly owned, indirect subsidiary) invested $7.6 million to acquire convertible cumulative nonparticipating 8% preferred shares in Cagayan Electric Power & Light Co., Inc., an electric distribution company in the Philippines.
  Other also includes amounts for Pacific Energy Conservation Services, Inc., HEI District Cooling, Inc., ProVision Technologies, Inc., Hycap Management, Inc., Hawaiian Electric Industries Capital Trust I and HEI Preferred Funding, LP.

                                            Electric     Savings                Holding
($ in thousands)                             utility      bank       Other     companies    Eliminations      Total
---------------------------------------------------------------------------------------------------------------------
 1998
 Revenues from external customers........   1,016,283     409,853    58,708          321               -    1,485,165
 Intersegment revenues...................           -          30    10,732        8,629         (19,391)           -
---------------------------------------------------------------------------------------------------------------------

    Revenues.............................   1,016,283     409,883    69,440        8,950         (19,391)   1,485,165
=====================================================================================================================

 Depreciation and amortization...........      93,484      15,438     2,048        1,826               -      112,796
=====================================================================================================================
 Interest expense........................      47,921     216,994     1,829       34,471         (13,697)     287,518
=====================================================================================================================
 Profit (loss)*..........................     135,348      48,250     1,860      (33,877)              -      151,581
 Income taxes (benefit)..................      54,572      17,987     2,646      (18,252)              -       56,953
---------------------------------------------------------------------------------------------------------------------

    Income (loss) from
       continuing operations.............      80,776      30,263      (786)     (15,625)              -       94,628
 ====================================================================================================================
 Capital expenditures....................     131,895      10,401    21,729        2,713               -      166,738
=====================================================================================================================
 Assets**................................   2,311,253   5,691,672   294,034       66,216        (163,915)   8,199,260
=====================================================================================================================

 1997
 Revenues from external customers........   1,107,523     294,105    58,491          308               -    1,460,427
 Intersegment revenues...................           -          30     9,405        3,574         (13,009)           -
---------------------------------------------------------------------------------------------------------------------

    Revenues.............................   1,107,523     294,135    67,896        3,882         (13,009)   1,460,427
=====================================================================================================================

 Depreciation and amortization...........      91,948       7,839     4,509        1,047               -      105,343
 ====================================================================================================================
 Interest expense........................      48,778     164,662     1,761       24,121         (12,368)     226,954
=====================================================================================================================
 Profit (loss)*..........................     130,724      44,349     4,619      (29,076)              -      150,616
 Income taxes (benefit)..................      52,535      18,016     1,428      (13,206)              -       58,773
 --------------------------------------------------------------------------------------------------------------------

    Income (loss) from
       continuing operations.............      78,189      26,333     3,191      (15,870)              -       91,843
 ====================================================================================================================
 Capital expenditures....................     122,140       7,796    16,390          975               -      147,301
=====================================================================================================================
 Assets**................................   2,212,314   5,548,412   261,447       91,407        (167,374)   7,946,206
=====================================================================================================================

 1996
 Revenues from external customers........   1,080,868     271,361    49,283          623               -    1,402,135
 Intersegment revenues...................           -          41       267        2,606          (2,914)           -
---------------------------------------------------------------------------------------------------------------------

    Revenues.............................   1,080,868     271,402    49,550        3,229          (2,914)   1,402,135
=====================================================================================================================

 Depreciation and amortization...........      82,651       6,951     4,243          939               -       94,784
 ====================================================================================================================
 Interest expense........................      47,451     153,664     1,559       18,103          (2,607)     218,170
=====================================================================================================================
 Profit (loss)*..........................     137,236      26,221      (982)     (25,890)              -      136,585
 Income taxes (benefit)..................      55,888      11,253       893      (12,004)              -       56,030
 --------------------------------------------------------------------------------------------------------------------

    Income (loss) from
       continuing operations.............      81,348      14,968    (1,875)     (13,886)              -       80,555
=====================================================================================================================

 Capital expenditures....................     188,161       3,659    12,359        1,401               -      205,580
=====================================================================================================================
 Assets**................................   2,165,546   3,590,687   119,866       95,806         (46,409)   5,925,496
=====================================================================================================================

*     Income before income taxes and discontinued operations.

**   At December 31.

Revenues attributed to foreign countries and long-lived assets located in foreign countries as of the dates and for the periods identified above were not significant.

3 . Savings bank subsidiary
--------------------------------------------------------------------------------

Acquisition of most of the Hawaii operations of Bank of America, FSB. Effective December 6, 1997, ASB acquired certain loans and other assets and assumed certain deposits and other liabilities of the Hawaii operations of BoA pursuant to a Purchase and Assumption Agreement executed on May 26, 1997, as amended. ASB used the purchase method of accounting to account for the transaction. Accordingly, the accompanying financial statements include the results of operations related to the assets acquired and liabilities assumed from the acquisition date. In this transaction, ASB assumed liabilities with an estimated fair value of $1.7 billion and paid a $0.1 billion premium on certain transferred deposit liabilities. The estimated fair value of tangible and intangible assets acquired, including cash of $0.8 billion, amounted to $1.8 billion. ASB recorded the excess of the purchase price over the estimated fair value of the identifiable net assets acquired of $72 million as goodwill and recorded the core deposit premium of approximately $20 million as an intangible asset.
  The following unaudited pro forma financial information for consolidated HEI assumes the BoA acquisition occurred on January 1, 1997 and 1996, respectively, after giving effect to purchase accounting adjustments and related income tax effects: revenues of $1.5 billion for 1997 and 1996; net income of $66.1 million for 1997 and $60.5 million for 1996; and basic and diluted earnings per common share of $2.11 and $2.10, respectively, for 1997 and $2.00 and $1.99, respectively, for 1996. Management does not believe that the pro forma financial information is indicative of HEI's future results of operations or the results of operations which would have been obtained had the acquisition been consummated on January 1, 1997 or 1996. Among other things, the pro forma financial information does not include estimated earnings on the $0.7 billion of net cash received from BoA, most of which was invested in interest-bearing assets, nor the reduction (which management expects to achieve) in the BoA expenses of its former operations.

Deposit-insurance premiums and regulatory developments. The Savings Association Insurance Fund (SAIF) insures the deposit accounts of ASB and other thrifts.
The Bank Insurance Fund (BIF) insures the deposit accounts of commercial banks. The FDIC administers the SAIF and BIF.
  In December 1996, the FDIC adopted a risk-based assessment schedule for SAIF institutions, effective January 1, 1997, that was identical to the existing base rate schedule for BIF institutions: zero to 27 cents per $100 of deposits. Added to this base rate schedule through 1999 will be the assessment to fund the Financing Corporation's (FICO's) interest obligations, which assessment was initially set at 6.48 cents per $100 of deposits for SAIF institutions and 1.3 cents per $100 of deposits for BIF institutions (subject to quarterly adjustment). In December 1997, ASB acquired BIF-assessable deposits as well as SAIF-assessable deposits from BoA. As a "well-capitalized" thrift, ASB's base deposit insurance premium effective for the December 31, 1998 quarterly payment is zero and its assessment for funding FICO interest payments is 6.10 cents per $100 of SAIF-assessable deposits and 1.22 cents per $100 of BIF-assessable deposits, on an annual basis, based on deposits as of September 30, 1998.

Investment and mortgage-backed securities. The carrying value and estimated fair value of investment and mortgage-backed securities were summarized as follows:

December 31                                  1998                                                    1997
--------------------------------------------------------------------------------------------------------------------------------
                                     Gross         Gross      Estimated                      Gross         Gross      Estimated
                       Carrying    unrealized   unrealized       fair          Carrying    unrealized   unrealized       fair
                        value        gains        losses        value           value        gains        losses        value
--------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Investment
  securities:
    Stock in FHLB
    of Seattle.....   $   68,553      $     -      $    -     $   68,553      $   63,528      $    -       $    -     $   63,528
    U.S. Treasury..       43,021          140           -         43,161          42,068           -            (9)       42,059
--------------------------------------------------------------------------------------------------------------------------------
                         111,574          140           -        111,714         105,596           -            (9)      105,587
--------------------------------------------------------------------------------------------------------------------------------
Mortgage-backed
  securities:
  Private issue....      522,307        1,212       (1,892)      521,627         593,433        3,966       (3,017)      594,382
  FHLMC............      164,291        2,975           (7)      167,259         222,442        2,000          (77)      224,365
  GNMA.............      399,012        4,915         (485)      403,442         344,006        3,255         (503)      346,758
  FNMA.............      705,743        9,923       (1,733)      713,933         705,146        9,414       (3,258)      711,302
--------------------------------------------------------------------------------------------------------------------------------
                       1,791,353       19,025       (4,117)    1,806,261       1,865,027       18,635       (6,855)    1,876,807
--------------------------------------------------------------------------------------------------------------------------------
                      $1,902,927      $19,165      $(4,117)   $1,917,975      $1,970,623      $18,635      $(6,864)   $1,982,394
================================================================================================================================

ASB owns private-issue mortgage-backed securities and mortgage-backed securities purchased from the Federal Home Loan Mortgage Corporation (FHLMC), Government National Mortgage Association (GNMA) and Federal National Mortgage Association
(FNMA). ASB classifies all such mortgage-backed securities owned as of December 31, 1998 as held-to-maturity securities.
  ASB does not present contractual maturities for mortgage-backed securities because these securities are not due at a single maturity date.
  The weighted-average interest rate for mortgage-backed securities at December 31, 1998 and 1997 was 6.70% and 6.77%, respectively.
  ASB pledged mortgage-backed securities with a carrying value of approximately $1.2 billion and $1.5 billion at December 31, 1998 and 1997, respectively, as collateral to secure public funds, deposits with the Federal Reserve Bank of San Francisco and advances from the FHLB of Seattle. At December 31, 1998 and 1997, mortgage-backed securities sold under agreements to repurchase had a carrying value of $542 million and $407 million, respectively.
  ASB did not sell mortgage-backed securities or other securities held for investment in 1998, 1997 or 1996.

Loans receivable.  Loans receivable consisted of the following:

December 31                                                                           1998               1997
------------------------------------------------------------------------------------------------------------------
(in thousands)
Real estate loans
  Conventional...............................................................        $2,785,170         $2,631,298
  Construction and development...............................................            35,274             32,569
------------------------------------------------------------------------------------------------------------------
                                                                                      2,820,444          2,663,867
Loans secured by savings deposits............................................            16,836             17,473
Consumer loans...............................................................           304,164            342,146
Commercial loans.............................................................            94,045             88,315
------------------------------------------------------------------------------------------------------------------
                                                                                      3,235,489          3,111,801
Undisbursed portion of loans in process......................................           (31,277)           (29,935)
Deferred fees and discounts, including net purchase
   accounting discounts......................................................           (21,236)           (16,069)
Allowance for loan losses....................................................           (39,779)           (29,950)
------------------------------------------------------------------------------------------------------------------
                                                                                     $3,143,197         $3,035,847
==================================================================================================================

At December 31, 1998 and 1997, the weighted-average interest rate for loans receivable was 7.78% and 8.19%, respectively.
  At December 31, 1998, ASB pledged loans with an amortized cost of approximately $396.9 million as collateral to secure advances from the FHLB of Seattle.
  At December 31, 1998, ASB had impaired loans totaling $50 million, which consisted of $39 million of income property loans, $9 million of residential real estate loans for properties of one to four units and $2 million of commercial loans. At December 31, 1997, ASB had impaired loans totaling $41 million, which consisted of $30 million of income property loans and $11 million of residential real estate loans for properties of one to four units. The average balances of impaired loans during 1998, 1997 and 1996 were $44 million, $38 million and $20 million, respectively. At December 31, 1998, 1997 and 1996, the allowance for loan losses for impaired loans was $10.7 million, $7.1 million and $4.8 million, respectively.
  At December 31, 1998 and 1997, ASB had nonaccrual and renegotiated loans of $98 million and $74 million, respectively.
  ASB services real estate loans ($730 million, $872 million and $626 million at December 31, 1998, 1997 and 1996, respectively), which are not included in the accompanying consolidated financial statements. ASB reports fees earned for servicing loans as income when the related mortgage loan payments are collected and charges loan servicing costs to expense as incurred.
  Mortgage loan commitments of approximately $35.8 million are not reflected in the consolidated balance sheet as of December 31, 1998. Of such commitments, $3.4 million were for variable-rate mortgage loans and $32.4 million were for fixed-rate mortgage loans.

Allowance for loan losses. For 1998, 1997 and 1996, the provision for loan losses was $13.8 million, $6.9 million and $7.6 million, respectively; net charge-offs amounted to $4.0 million, $2.6 million and $1.3 million, respectively; and the ratio of net charge-offs to average loans outstanding was 0.13%, 0.12% and 0.07%, respectively.

Real estate acquired in settlement of loans. At December 31, 1998 and 1997, ASB's real estate acquired in settlement of loans was $5.6 million and $4.0 million, respectively.

Deposit liabilities.  Deposit liabilities consisted of the following:

December 31                                                                  1998                      1997
---------------------------------------------------------------------------------------------------------------------
                                                                    Weighted-                 Weighted-
                                                                     average                   average
                                                                       rate        Amount        rate        Amount
---------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
Commercial checking..............................................          -%    $  117,589          -%    $  144,425
Other checking...................................................        1.04       511,291        1.26       483,187
Passbook.........................................................        2.50     1,160,951        2.99     1,157,158
Money market.....................................................        3.37       326,685        4.38       347,692
Term certificates................................................        5.12     1,749,220        5.45     1,784,138
---------------------------------------------------------------------------------------------------------------------
                                                                         3.49%   $3,865,736        3.91%   $3,916,600
=====================================================================================================================

At December 31, 1998 and 1997, deposit accounts of $100,000 or more totaled $1.1 billion.
  The approximate amounts of term certificates outstanding at December 31, 1998 with scheduled maturities for 1999 through 2003 were $1.5 billion in 1999, $118 million in 2000, $24 million in 2001, $16 million in 2002 and $16 million in 2003.
  Interest expense on savings deposits by type of deposit was as follows:

Years ended December 31                                                                   1998      1997      1996
--------------------------------------------------------------------------------------------------------------------
(in thousands)
Interest-bearing checking............................................................   $  5,706   $ 3,627   $ 4,337
Passbook.............................................................................     33,050    26,769    31,401
Money market.........................................................................     12,958     3,517     2,296
Term certificates....................................................................     90,355    55,186    53,130
--------------------------------------------------------------------------------------------------------------------
                                                                                        $142,069   $89,099   $91,164
====================================================================================================================

Securities sold under agreements to repurchase. At December 31, 1998, securities sold under agreements to repurchase consisted of mortgage-backed securities sold under fixed-coupon agreements. The FHLMC, GNMA and FNMA mortgage-backed securities are book-entry securities and were delivered by appropriate entry into the counterparties' accounts at the Federal Reserve System. The remaining securities underlying the agreements were delivered to the brokers/dealers who arranged the transactions. The carrying value of securities underlying the agreements remained in ASB's asset accounts and the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheet. At December 31, 1998 and 1997, ASB had agreements to repurchase identical securities totaling $515 million and $375 million, respectively. At December 31, 1998 and 1997, the weighted-average rate on securities sold under agreements to repurchase was 5.36% and 5.71%, respectively, and the weighted-average remaining days to maturity was 137 days and 115 days, respectively. During 1998, 1997 and 1996, securities sold under agreements to repurchase averaged $470 million, $560 million and $463 million, respectively, and the maximum amount outstanding at any month-end was $551 million, $765 million and $480 million, respectively.

  At December 31, 1998, securities sold under agreements to repurchase were summarized as follows:

                                                                         Collateralized by
                                                                   mortgage-backed securities
                                                        Weighted-  --------------------------
                                           Repurchase    average       Carrying       Market
Maturity                                   liability       rate         value          value
-----------------------------------------------------------------------------------------------
(dollars in thousands)
1 to 29 days............................     $ 59,359        5.42%       $ 68,495      $ 68,984
30 to 90 days...........................      306,562        5.42         312,753       314,638
Over 90 days............................      149,409        5.23         163,308       163,590
-----------------------------------------------------------------------------------------------
                                             $515,330        5.36%       $544,556      $547,212
===============================================================================================

Advances from Federal Home Loan Bank. Advances from the FHLB of Seattle, secured by mortgage-backed securities and stock in the FHLB of Seattle, were summarized as follows:

December 31                                                                   1998                       1997
-----------------------------------------------------------------------------------------------------------------------
                                                                      Weighted-                  Weighted-
                                                                    average rate     Amount    average rate     Amount
-----------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
Due in
1998.............................................................             -%    $     -            5.68%   $350,593
1999.............................................................           5.55     176,800           5.59      66,800
2000.............................................................           5.64     107,760           5.90      28,260
2001.............................................................           6.44     110,000           6.97      65,000
2002.............................................................           6.96      37,500           6.96      37,500
2003.............................................................           5.93     180,200           7.08      35,000
Thereafter.......................................................           6.97     193,321           7.31     153,321
-----------------------------------------------------------------------------------------------------------------------
                                                                            6.17%   $805,581           6.26%   $736,474
=======================================================================================================================

As a member of the FHLB system, ASB is required to own a specific number of shares of capital stock of the FHLB of Seattle and is required to maintain cash and investments in U.S. Government and other qualifying securities in an amount equal to 4% of the amount of its savings accounts and other obligations due within one year.

Common stock equity. As of December 31, 1998, ASB was in compliance with the minimum capital requirements under the Office of Thrift Supervision regulations.

4 . Regulatory assets
--------------------------------------------------------------------------------
In accordance with SFAS No. 71, the Company's financial statements reflect assets and costs of HECO and its subsidiaries and YB based on current cost-based rate-making regulations. Continued accounting under SFAS No. 71 requires that certain criteria be met. Management believes HECO and its subsidiaries' and YB's operations currently satisfy the criteria. However, if events or circumstances should change so that the criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations, financial position or liquidity may result.
  Regulatory assets are expected to be fully recovered through rates over PUC authorized periods ranging from 1 to 36 years and included the following deferred costs at December 31, 1998 and 1997:

December 31                                                                          1998              1997
-----------------------------------------------------------------------------------------------------------------
(in thousands)

Income taxes.................................................................          $ 54,506          $ 47,954
Postretirement benefits other than pensions..................................            27,108            29,044
Other........................................................................            28,845            27,081
-----------------------------------------------------------------------------------------------------------------
                                                                                       $110,459          $104,079
=================================================================================================================

5 . Short-term borrowings
--------------------------------------------------------------------------------
Short-term borrowings consisted of commercial paper issued by HEI and HECO at December 31, 1998 and 1997 and had a weighted-average interest rate of 5.9% and 6.1%, respectively.
  At December 31, 1998 and 1997, HEI maintained bank lines of credit which totaled $130 million and $195 million, respectively, and HECO maintained bank lines of credit which totaled $125 million. The HEI and HECO lines of credit support the issuance of commercial paper. There were no borrowings under any line of credit during 1998 or 1997.

6 . Long-term debt and cumulative preferred stock
--------------------------------------------------------------------------------
Long-term debt.  Long-term debt consisted of the following:

December 31                                                                           1998               1997
------------------------------------------------------------------------------------------------------------------
 (dollars in thousands)

HELCO first mortgage bonds  7.75-7.88%, due in various years through 2003....          $  5,000           $  5,000
-------------------------------------------------------------------------------------------------------------------
Obligations to the State of Hawaii for the repayment of special purpose revenue bonds issued on behalf of electric utility subsidiaries
   4.95%, due 2012...........................................................            57,500              --
   6.88%, refunded in 1998...................................................             --                57,500
   7.20%-7.63%, due 2014-2018................................................            61,400             61,400
   5.45%-7.60%, due 2020-2023................................................           260,000            260,000
   5.65%-6.60%, due 2025-2027................................................           272,000            272,000
------------------------------------------------------------------------------------------------------------------
                                                                                        650,900            650,900
   Less funds on deposit with trustees........................................          (29,684)           (53,899)
   Less unamortized discount..................................................           (4,218)            (4,380)
------------------------------------------------------------------------------------------------------------------
                                                                                        616,998            592,621
------------------------------------------------------------------------------------------------------------------
Promissory notes
   5.83%, paid in 1998........................................................             --               30,000
   6.13-7.13%, due in various years through 2012..............................          208,500             96,000
   8.20-8.70%, due in various years through 2011...............................          34,100             36,000
   Variable rate (5.7% at December 31, 1998), due 1999.........................          35,000             35,000
------------------------------------------------------------------------------------------------------------------
                                                                                        277,600            197,000
------------------------------------------------------------------------------------------------------------------
                                                                                       $899,598           $794,621
==================================================================================================================

The first mortgage bonds of HELCO have been secured by a mortgage which purports to be a lien on substantially all of the real and personal property now owned or hereafter acquired by HELCO.
  At December 31, 1998, the aggregate principal payments required on long-term debt for 1999 through 2003 are $42 million in 1999, $12 million in 2000, $59 million in 2001, $63 million in 2002 and $39 million in 2003.

Cumulative preferred stock. Certain cumulative preferred stock of HECO and its subsidiaries is redeemable at the option of the respective company at a premium or par. The remaining cumulative preferred stock is subject to mandatory sinking fund provisions at par and optional redemption provisions at a premium. At December 31, 1998 and 1997, outstanding preferred stock not subject to mandatory redemption had dividend rates ranging from 4.25% to 8.875% and outstanding preferred stock subject to mandatory redemption had dividend rates ranging from 7.68% to 12.75%. In January 1999, HECO and its subsidiaries redeemed several series of preferred stock (including all preferred stock subject to mandatory redemption), having a total par value of $47 million. The aggregate of the redemption premiums for all series amounted to $1.5 million. The redemption prices are being paid primarily from the proceeds of a $50 million sale of trust preferred securities completed in December 1998.

7 . HEI- and HECO-obligated preferred securities of trust subsidiaries directly or indirectly holding solely HEI and HEI-guaranteed and HECO and HECO-guaranteed subordinated debentures
--------------------------------------------------------------------------------
In February 1997, Hawaiian Electric Industries Capital Trust I, a grantor trust and wholly owned subsidiary of HEI, issued and sold 4 million of its HEI-obligated 8.36% preferred securities (trust preferred securities), with an aggregate liquidation value of $100 million. The trust preferred securities have no scheduled maturity and are not redeemable at the option of the holders, but may be redeemed by Hawaiian Electric Industries Capital Trust I, in whole or in part, from time to time, after February 4, 2002.
  In March 1997, HECO Capital Trust I, a grantor trust and wholly owned subsidiary of HECO, issued and sold 2 million of its HECO-obligated 8.05% Cumulative Quarterly Income Preferred Securities, Series 1997, with an aggregate liquidation value of $50 million. The Cumulative Quarterly Income Preferred Securities must be redeemed at the maturity of the underlying debt on March 27, 2027, which maturity may be shortened to a date no earlier than March 27, 2002 or extended to a date no later than March 27, 2046, and are not redeemable at the option of the holders, but may be redeemed by HECO Capital Trust I, in whole or in part, from time to time, on or after March 27, 2002.
  In December 1998, HECO Capital Trust II, a grantor trust and wholly owned subsidiary of HECO, issued and sold 2 million of its HECO-obligated 7.30% Cumulative Quarterly Income Preferred Securities, Series 1998, with an aggregate liquidation value of $50 million. The Cumulative Quarterly Income Preferred Securities must be redeemed at the maturity of the underlying debt on December 15, 2028, which maturity may be shortened to a date no earlier than December 15, 2003 or extended to a date no later than December 15, 2047, and are not redeemable at the option of the holders, but may be redeemed by HECO Capital Trust II, in whole or in part, from time to time, on or after December 15, 2003. All of the proceeds from the sale were invested by HECO Capital Trust II in the underlying debt securities of HECO, HELCO and MECO, who are using such proceeds primarily to effect the redemption of certain series of their preferred stock having a total par value of $47 million.

8 . Common stock
--------------------------------------------------------------------------------
Changes to common stock were as follows:

                                                  1998                          1997                          1996
-----------------------------------------------------------------------------------------------------------------------------
                                                        Common                        Common                        Common
                                         Shares          stock         Shares          stock         Shares          stock
-----------------------------------------------------------------------------------------------------------------------------
 (in thousands)
Balance, January 1..................        31,895       $654,819         30,853       $622,945         29,773       $585,387
Issuance of common stock
 Dividend reinvestment and
     stock purchase plan............            30          1,174            686         24,847            822         28,718
 Retirement savings and
     other plans....................           191          6,857            356         12,750            258          9,161
Expenses and other..................            --         (1,130)            --         (5,723)            --           (321)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31................        32,116       $661,720         31,895       $654,819         30,853       $622,945
=============================================================================================================================

At December 31, 1998, HEI had reserved a total of 9.5 million shares of common stock for future issuance under the HEI Dividend Reinvestment and Stock Purchase Plan, the Hawaiian Electric Industries Retirement Savings Plan, the 1987 Stock Option and Incentive Plan and other plans.

9 . Income taxes
--------------------------------------------------------------------------------
The components of income taxes attributable to income from continuing operations were as follows:

Years ended December 31                                                     1998             1997             1996
----------------------------------------------------------------------------------------------------------------------
 (in thousands)
Federal
 Current............................................................         $56,118          $52,037          $49,919
 Deferred...........................................................          (4,083)          (2,145)           2,137
 Deferred tax credits, net..........................................              (3)              (1)             (98)
----------------------------------------------------------------------------------------------------------------------
                                                                              52,032           49,891           51,958
----------------------------------------------------------------------------------------------------------------------
State
 Current............................................................           3,497            5,773             (168)
 Deferred...........................................................             295              441              602
 Deferred tax credits, net..........................................           1,129            2,668            3,638
----------------------------------------------------------------------------------------------------------------------
                                                                               4,921            8,882            4,072
----------------------------------------------------------------------------------------------------------------------
                                                                             $56,953          $58,773          $56,030
======================================================================================================================

In March 1998, ASB formed a wholly owned operating subsidiary, ASB Realty Corporation, which elects to be taxed as a real estate investment trust. This reorganization has reduced ASB's income taxes by $2.5 million for 1998. The State of Hawaii, however, has indicated that it may challenge the tax treatment of this reorganization. ASB, however, believes that its tax position is proper.
  A reconciliation of the amount of income taxes computed at the federal statutory rate of 35% to the amount provided in the Company's consolidated statements of income was as follows:

Years ended December 31                                                     1998             1997            1996
----------------------------------------------------------------------------------------------------------------------
(in thousands)
Amount at the federal statutory income tax rate.....................         $53,053          $52,716          $47,805
State income taxes, net of effect on federal income taxes...........           3,199            5,773            2,646
Preferred stock dividends of electric utility subsidiaries..........           2,102            2,189            2,285
Other, net..........................................................          (1,401)          (1,905)           3,294
----------------------------------------------------------------------------------------------------------------------
                                                                             $56,953          $58,773          $56,030
======================================================================================================================

The tax effects of temporary differences that give rise to deferred tax assets and liabilities were as follows:

December 31                                                                            1998              1997
-------------------------------------------------------------------------------------------------------------------
(in thousands)
Deferred tax assets
   Property, plant and equipment.............................................            $ 12,186          $ 11,776
   Contributions in aid of construction and customer advances................              55,249            54,259
   Allowance for loan losses.................................................              10,984             9,468
   Other.....................................................................              30,194            24,992
-------------------------------------------------------------------------------------------------------------------
                                                                                          108,613           100,495
-------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities
   Property, plant and equipment.............................................             185,598           182,472
   Leveraged leases..........................................................              44,151            46,322
   Regulatory assets.........................................................              21,163            18,713
   FHLB stock dividend.......................................................              10,231             8,233
   Other.....................................................................              33,608            34,710
-------------------------------------------------------------------------------------------------------------------
                                                                                          294,751           290,450
-------------------------------------------------------------------------------------------------------------------
Net deferred income tax liability............................................            $186,138          $189,955
===================================================================================================================

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon historical taxable income, projections for future taxable income and tax planning strategies, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets and provided no valuation allowance for deferred tax assets during 1998, 1997 and 1996.

10 . Cash flows
--------------------------------------------------------------------------------
Supplemental disclosures of cash flow information. In 1998, 1997 and 1996, the Company paid interest amounting to $279 million, $218 million and $213 million, respectively.
  In 1998, 1997 and 1996, the Company paid income taxes amounting to $30 million, $66 million and $44 million, respectively.

Supplemental disclosures of noncash activities. In 1997 and 1996, HEI shareholders reinvested common stock dividends amounting to $15 million and $18 million, respectively. Beginning in March 1998, HEI acquired for cash its common shares in the open market to satisfy the requirements of the HEI Dividend Reinvestment and Stock Purchase Plan.
  In 1998, 1997 and 1996, HECO and its subsidiaries capitalized as part of the cost of electric utility plant an allowance for equity funds used during construction amounting to $10 million, $11 million and $12 million, respectively.

11 . Stock option and incentive plan
--------------------------------------------------------------------------------
Under the 1987 Stock Option and Incentive Plan, as amended, HEI may issue an aggregate of 2,650,000 shares of common stock to officers and key employees as incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock payments or dividend equivalents. HEI has granted only nonqualified stock options to date. For the nonqualified stock options, the exercise price of each option generally equals the market price of HEI's stock on or near the date of grant. Options generally become exercisable in installments of 25% each year for four years, and expire if not exercised ten years from the date of the grant. Certain options include dividend equivalents over the four-year vesting period.
  The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for stock-based compensation awards and has expensed $1.0 million in 1998, $0.9 million in 1997 and $0.7 million in 1996 as compensation cost for the nonqualified stock options and dividend equivalents. As of January 1, 1996, the Company adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation." If the accounting provisions of SFAS No. 123 had been adopted, the effect on 1998, 1997 and 1996 net income and basic and diluted earnings per share would have been less than one cent per share for 1998, 1997 and 1996.

  Information about the HEI's stock option plan was summarized as follows:

                                              1998                             1997                             1996
-------------------------------------------------------------------------------------------------------------------------------
                                                   Weighted-                       Weighted-                        Weighted-
                                                    average                         average                          average
                                                   exercise                         exercise                         exercise
                                      Shares         price            Shares         price             Shares         price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding, January 1...........      639,550         $35.78          610,875          $36.32          553,083          $36.30
Granted..........................       86,000          40.99          145,000           34.61           80,000           35.83
Exercised........................     (135,425)         35.11          (84,825)          35.90          (20,208)          33.58
Forfeited or expired.............      (46,750)         40.08          (31,500)          40.61           (2,000)          38.27
-------------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31.........      543,375         $36.40          639,550          $35.78          610,875          $36.32
===============================================================================================================================

Options exercisable,
   December 31...................      295,875         $36.12          355,925          $36.87          377,625          $37.45
===============================================================================================================================

The weighted-average fair value of each option granted during the year was $8.42, $7.65 and $8.40 (at grant date) in 1998, 1997 and 1996, respectively. The weighted-average assumptions used to estimate fair value include: risk-free interest rate of 5.6%, 6.7% and 6.3%; expected volatility of 12.4%, 9.8% and 12.0%; expected dividend yield of 6.7%, 6.8% and 6.6% for 1998, 1997 and 1996, respectively, and expected life of 4.5 years for each of the three years.
  The weighted-average fair value of each option grant is estimated on the date of grant using a Binomial Option Pricing Model for 1998 and 1997 and a Black-Scholes Option Pricing Model for 1996. At December 31, 1998, unexercised stock options have exercise prices ranging from $32.72 to $41.00 per common share, and a weighted-average remaining contractual life of 6.8 years.

12 . Retirement benefits
--------------------------------------------------------------------------------
Pensions. The Company has several defined benefit pension plans which cover substantially all employees. In general, benefits are based on the employees' years of service and base compensation.

Postretirement benefits other than pensions. The Company provides various postretirement benefits other than pensions to eligible employees upon retirement. HEI, HECO and its subsidiaries, and YB provide eligible employees health and life insurance benefits upon retirement. The amount of health benefits are based on retirees' years of service and retirement date. Generally, employees are eligible for these benefits if, upon retirement, they participate in one of the Company's defined benefit pension plans.

Plan amendments. In August 1998, HECO, MECO and HELCO employees represented by the International Brotherhood of Electrical Workers, Local 1260, ratified a new collective bargaining agreement covering a two-year period from November 1, 1998 through October 31, 2000. Under the new agreement, HECO and its subsidiaries amended the pension and the postretirement welfare benefits plans effective January 1, 1999.
  The changes in benefit obligations and plan assets, the funded status of the plans and the unrecognized and recognized amounts in the balance sheet were as follows:

                                                          Pension benefits                       Other benefits
                                              ---------------------------------------------------------------------------
(in thousands)                                         1998               1997               1998               1997
-------------------------------------------------------------------------------------------------------------------------
Benefit obligation, January 1.................          $583,210           $548,144           $185,134          $ 181,715
Service cost..................................            21,629             20,040              4,831              6,379
Interest cost.................................            39,091             37,462             10,760             12,475
Amendments....................................           (11,193)             1,015            (43,212)              --
Actuarial loss (gain).........................            36,575             (1,189)           (15,433)           (10,905)
Benefits paid.................................           (25,371)           (22,262)            (5,201)            (4,530)
-------------------------------------------------------------------------------------------------------------------------
Benefit obligation, December 31...............           643,941            583,210            136,879            185,134
-------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, January 1..........           646,968            569,935             66,030             41,295
Actual return on plan assets..................           104,263             85,931             10,084              7,237
Employer contribution.........................             6,281             13,364             14,621             22,028
Benefits paid.................................           (25,371)           (22,262)            (5,201)            (4,530)
-------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, December 31........           732,141            646,968             85,534             66,030
-------------------------------------------------------------------------------------------------------------------------
Funded status.................................            88,200             63,758            (51,345)          (119,104)
Unrecognized net actuarial gain...............           (95,660)           (83,964)           (31,334)           (13,779)
Unrecognized net transition obligation........            10,306             12,658             49,617             98,674
Unrecognized prior service cost...............            (6,837)             4,812               --                 --
-------------------------------------------------------------------------------------------------------------------------
Accrued benefit cost..........................          $ (3,991)          $ (2,736)          $(33,062)         $ (34,209)
=========================================================================================================================
Amounts recognized in the balance sheet
 consist of:
     Prepaid benefit cost.....................          $  3,017           $  2,703    $          --         $       --
     Accrued benefit liability................            (7,786)            (6,349)           (33,062)           (34,209)
     Intangible asset.........................               320                531               --                 --
     Accumulated other
        comprehensive income..................               458                379               --                 --
-------------------------------------------------------------------------------------------------------------------------
Accrued benefit cost..........................          $ (3,991)          $ (2,736)          $(33,062)         $ (34,209)
=========================================================================================================================

The following weighted-average assumptions were used in the accounting for the plans:

                                                   Pension benefits         Other benefits
                                              -----------------------------------------------
December 31                                      1998    1997    1996    1998    1997    1996
---------------------------------------------------------------------------------------------
   Discount rate..............................    6.5%    7.0%    7.0%    6.5%    7.0%    7.0%
   Expected return on plan assets.............   10.0    10.0     9.0    10.0    10.0     9.0
   Rate of compensation increase..............    4.5     5.0     5.0     4.6     5.0     5.0

At December 31, 1998, the assumed health care trend rates for 1999 and future years were as follows: medical, 5.0%; dental, 3.5%; and vision, 3.0%.
  The components of net periodic benefit cost were as follows:

                                                   Pension benefits                    Other benefits
                                        --------------------------------------------------------------------
(in thousands)                               1998        1997        1996        1998       1997       1996
------------------------------------------------------------------------------------------------------------
Service cost............................   $ 21,629    $ 20,040    $ 19,227    $ 4,831    $ 6,379    $ 6,139
Interest cost...........................     39,091      37,462      35,265     10,760     12,475     11,944
Expected return on plan assets..........    (55,924)    (45,265)    (40,566)    (6,765)    (4,382)    (2,837)
Amortization of unrecognized transition
 obligation.............................      2,352       2,352       2,368      5,846      6,585      6,585
Amortization of prior service cost......        379         625         538       --          --        --
Recognized actuarial loss (gain)........        (68)        254         332     (1,197)       --        --
------------------------------------------------------------------------------------------------------------
Net periodic benefit cost...............   $  7,459    $ 15,468    $ 17,164    $13,475    $21,057    $21,831
============================================================================================================

Of the net periodic pension benefit costs, the Company expensed $6 million, $12 million and $13 million in 1998, 1997 and 1996, respectively, and primarily charged the remaining amounts to electric utility plant. Of the net periodic other benefit costs, the Company expensed $10 million, $16 million and $16 million in 1998, 1997 and 1996, respectively, and primarily charged the remaining amounts to electric utility plant.
  At December 31, 1998 and 1997, the Company had pension plans in which the accumulated benefit obligations exceeded plan assets at fair value, but such plans did not have material benefit obligations.
  The health care cost trend rate assumptions can have a significant effect on the amounts reported for other benefits. At December 31, 1998, a one-percentage-point increase in the assumed health care cost trend rates would have increased the total service and interest cost by $1.7 million and the postretirement benefit obligation by $7.3 million, and a one-percentage-point decrease would have reduced the total service and interest cost by $1.4 million and the postretirement benefit obligation by $8.1 million.

13 . Regulatory restrictions on net assets
--------------------------------------------------------------------------------
At December 31, 1998, HEI subsidiaries could not transfer approximately $692 million of net assets to HEI in the form of dividends, loans or advances without regulatory approval. HEI management expects that the regulatory restrictions will not materially affect the operations of the Company nor HEI's ability to pay common stock dividends.

14 . Significant group concentrations of credit risk
--------------------------------------------------------------------------------
Most of the Company's business activity is with customers located in the State of Hawaii. Most of the Company's financial instruments are based in the State of Hawaii, except for the mortgage-backed securities. Substantially all real estate loans receivable are secured by real estate in Hawaii. ASB's policy is to require mortgage insurance on all real estate loans with a loan to appraisal ratio in excess of 80% at origination.
  At December 31, 1998, ASB's private-issue mortgage-backed securities represented whole or participating interests in pools of first mortgage loans collateralized by real estate in the continental U.S., and approximately 69% of the portfolio was collateralized by real estate in California. As of December 31, 1998, various securities rating agencies had rated substantially all private-issue mortgage-backed securities held by ASB as investment grade.

Major customers. HECO and its subsidiaries receive approximately 10% of their operating revenues from the sale of electricity to various federal government agencies, which revenues amounted to $98 million in 1998, $110 million in 1997 and $108 million in 1996.

15 . Discontinued operations
--------------------------------------------------------------------------------
The Hawaiian Insurance & Guaranty Company, Limited (HIG). HIG and its subsidiaries (collectively, the HIG Group) were property and casualty insurance companies. In December 1992, due to a significant increase in the estimate of policyholder claims from Hurricane Iniki, the HEI Board of Directors concluded it would not contribute additional capital to HIG and the remaining investment in the HIG Group was written off. On December 24, 1992, a formal rehabilitation order vested full control over the HIG Group in the Insurance Commissioner of the State of Hawaii (the Rehabilitator) and her deputies. HEI Diversified, Inc. (HEIDI) was the holder of record of all the common stock of HIG until August 16, 1994.
  In 1994, the Company settled a lawsuit stemming from this situation, with the Company making a settlement payment of $32 million to the Rehabilitator. HEI and HEIDI sought reimbursement for the settlement, interest and defense costs from three director and officer liability insurance carriers. In August 1998, the Company settled all claims with the three former insurance carriers relating to the 1994 settlement payment. The Company received $24.5 million ($13.8 million net of estimated expenses and income taxes, or $0.43 in basic and diluted earnings per common share for 1998), and recorded the settlement as a net gain on disposal of discontinued operations in the third quarter of 1998.

Malama Pacific Corp. (MPC). On September 14, 1998, the HEI Board of Directors adopted a plan to exit the residential real estate development business (engaged in by MPC and its subsidiaries) by September 1999. Accordingly, MPC management commenced a program to sell all of MPC's real estate assets and investments and HEI reported MPC as a discontinued operation in the Company's con-solidated statements of income in the third quarter. Due to the decline in values of its real estate assets and investments, MPC recognized impairment losses of $19.3 million in 1998 in accordance with the provisions of SFAS No. 121, notwithstanding the plan to exit the residential real estate development business. MPC recognized impairment losses of $4.2 million in 1997 and nil in 1996. Operating activity of the residential real estate development business for the period September 14, 1998 through December 31, 1998 was not significant.
  Summary financial information for the discontinued operations of MPC is as follows:

Years ended December 31                                                           1998                1997                 1996
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Operations
Revenues............................................................           $  3,313             $ 7,702              $ 8,437
====================================================================================================================================
Operating loss (including impairment writedowns)....................           $(20,648)            $(6,518)             $(1,771)
Interest expense....................................................             (1,609)             (2,315)              (1,326)
Income tax benefits.................................................              8,659               3,432                1,200
------------------------------------------------------------------------------------------------------------------------------------
Loss from operations................................................            (13,598)             (5,401)              (1,897)
------------------------------------------------------------------------------------------------------------------------------------


Disposal
Loss, including provision of $5,000  for loss
    from operations during phase-out period.........................            (16,343)                  --                   --
Income tax benefits.................................................              6,359                   --                   --
------------------------------------------------------------------------------------------------------------------------------------
Loss on disposal....................................................             (9,984)                  --                   --
------------------------------------------------------------------------------------------------------------------------------------
Loss from discontinued operations of MPC............................           $(23,582)            $(5,401)             $(1,897)
====================================================================================================================================
Basic loss per common share.........................................           $  (0.74)            $ (0.17)             $ (0.06)
====================================================================================================================================
Diluted loss per common share.......................................           $  (0.73)            $ (0.17)             $ (0.06)
====================================================================================================================================

As of December 31, 1998, the remaining net assets of the discontinued residential real estate development operations amounted to $24 million (included in "Other" assets) and consisted primarily of real estate assets, receivables and deferred tax assets, reduced by loans and accounts payable. The amounts that MPC will ultimately realize from the sale of the real estate assets could differ materially from the recorded amounts.
  Prior to September 14, 1998, interest expense (in the above table) consisted of actual interest accrued on MPC's borrowings from banks and other third parties, and allocated interest calculated at HEI's existing commercial paper rates applied to intercompany borrowing amounts. Interest costs included in the determination of the loss on disposal of MPC amounted to $2 million and consisted of interest expected to be incurred on MPC's borrowings from banks and other third parties and allocated interest. Allocated interest is calculated at HEI's weighted-average cost of debt applied to 80% of MPC's expected remaining assets, net of bank and other third party debt, over the expected disposal period.

16 . Fair value of financial instruments
--------------------------------------------------------------------------------
The Company used the following methods and assumptions to estimate the fair value of each applicable class of financial instruments for which it is practicable to estimate that value:

Cash and equivalents and short-term borrowings. The carrying amount approximated fair value because of the short maturity of these instruments. Investment and mortgage-backed securities. Fair value was based on quoted market prices or dealer quotes.

Loans receivable. For certain categories of loans, such as some residential mortgages, credit card receivables, and other consumer loans, fair value was estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar remaining maturities.

Deposit liabilities. Under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the fair value of demand deposits, savings accounts, and certain money market deposits was the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit was estimated using the rates currently offered for deposits of similar remaining maturities.

Securities sold under agreements to repurchase. Fair value was estimated using dealer quotes for securities sold under agreements to repurchase with similar terms and remaining maturities.

Advances from Federal Home Loan Bank and long-term debt. Fair value was estimated by discounting the future cash flows using the current rates available for borrowings with similar remaining maturities.
HEI- and HECO-obligated preferred securities of trust subsidiaries. Fair value was based on quoted market prices.
Preferred stock of electric utility subsidiaries subject to mandatory redemption. At December 31, 1998, fair value was estimated using optional redemption prices and par values as the preferred stock was redeemed in January 1999. At December 31, 1997, fair value was estimated using quoted market prices for similar issues of preferred stock.

  The estimated fair values of certain of the Company's financial instruments were as follows:

December 31                                                    1998                           1997
--------------------------------------------------------------------------------------------------------------
                                                     Carrying       Estimated       Carrying       Estimated
                                                      amount        fair value       amount        fair value
--------------------------------------------------------------------------------------------------------------
(in thousands)


Financial assets
 Cash and equivalents...........................      $  412,254     $  412,254      $  253,910     $  253,910
 Investment and mortgage-backed securities......       1,902,927      1,917,975       1,970,623      1,982,394
 Loans receivable, net..........................       3,143,197      3,172,543       3,035,847      3,119,076
Financial liabilities
 Deposit liabilities............................       3,865,736      3,867,051       3,916,600      3,912,685
 Short-term borrowings..........................         222,847        222,847         284,663        284,663
 Securities sold under agreements to
  repurchase....................................         515,330        514,292         375,366        373,459
 Advances from Federal Home Loan Bank...........         805,581        831,277         736,474        745,034
 Long-term debt.................................         899,598        938,395         794,621        829,778
 HEI- and HECO-obligated preferred
   securities of trust subsidiaries.............         200,000        202,453         150,000        155,000
 Preferred stock of electric utility
   subsidiaries subject to mandatory redemption.          33,080         34,466          35,770         37,699
 Off-balance sheet
 Commitments to extend credit /1/
--------------------------------------------------------------------------------------------------------------

/1/ At December 31, 1998 and 1997, neither the commitment fees received on commitments to extend credit nor the fair value thereof were significant to the Company's consolidated financial statements.

Limitations. The Company makes fair value estimates at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result if the Company were to sell its entire holding of a particular financial instrument at one time. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  Fair value estimates are provided for certain existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses could have a significant effect on fair value estimates and have not been considered.

17 . Commitments and contingencies
--------------------------------------------------------------------------------
Fuel contracts and other purchase commitments. HECO and its subsidiaries have contractual agreements to purchase minimum amounts of fuel oil and diesel fuel through 2004 (at prices tied to the market prices of petroleum products in Singapore and Los Angeles). Based on the average price per barrel at January 1, 1999, the estimated amount of minimum purchases under the fuel supply contracts for 1999 is $124 million. The actual amount of purchases in 1999 could vary substantially from this estimate as a result of changes in market prices, quantities actually purchased and other factors. HECO and its subsidiaries purchased $183 million, $248 million and $261 million of fuel under prior contractual agreements in 1998, 1997 and 1996, respectively.
  At December 31, 1998, HECO and its subsidiaries had purchase commitments, other than fuel and power purchase contracts, amounting to approximately $64 million.

Power purchase agreements. At December 31, 1998, HECO and its subsidiaries had power purchase agreements for 474 MW of firm capacity, representing approximately 22% of their total generating capabilities and purchased power firm capacities (exclusive of its power purchase agreement with Encogen for a planned 60 MW of firm capacity, which agreement is subject to PUC approval). The PUC allows rate recovery for energy and firm capacity payments under these agreements. Assuming that each of the agreements (other than the Encogen agreement) remains in place for its term and the minimum availability criteria in the power purchase agreements are met, aggregate minimum fixed capacity charges are expected to be approximately $110 million in 1999, $103 million each in 2000 and 2001, $100 million in 2002, $103 million in 2003 and a total of $1.7 billion in 2004 through 2028.
  In general, HECO and its subsidiaries base payments under the power purchase agreements upon available capacity and energy and they are generally not required to make payments for capacity if the contracted capacity is not available, and payments are reduced, under certain conditions, if available capacity drops below contracted levels. In general, the payment rates for capacity have been predetermined for the terms of the agreements. Energy payments will vary over the terms of the agreements and HECO and its subsidiaries pass on changes in the fuel component of the energy charges to customers through the energy cost adjustment clause in their rate schedules. HECO and its subsidiaries do not operate nor participate in the operation of any of the facilities that provide power under the agreements. Title to the facilities does not pass to HECO or its subsidiaries upon expiration of the agreements, and the agreements do not contain bargain purchase options for the facilities.

Interim rate increases. At December 31, 1998, HECO and its subsidiaries and YB had recognized no revenue amounts under interim rate increases that were subject to refund.

HELCO power situation. In 1991, HELCO identified the need, beginning in 1994, for additional generation to provide for forecast load growth while maintaining a satisfactory generation reserve margin, to address uncertainties about future deliveries of power from existing firm power producers and to permit the retirement of older generating units. Accordingly, HELCO proceeded with plans to install at its Keahole power plant site two 20-MW combustion turbines (CT-4 and CT-5), followed by an 18-MW heat steam recovery generator (ST-7), at which time these units would be converted to a 56-MW (net) combined-cycle unit.
  The timing of the installation of HELCO's phased combined-cycle unit at the Keahole power plant site has been revised on several occasions due to delays in
(a) obtaining approval from the Hawaii Board of Land and Natural Resources of a Conservation District Use Permit (CDUP) amendment and (b) obtaining from the Department of Health of the State of Hawaii (DOH) and the U.S. Environmental Protection Agency (EPA) a Prevention of Significant Deterioration/Covered Source permit (PSD permit) for the Keahole power plant site. The delays are primarily attributable to lawsuits, claims and petitions filed by independent power producers and other parties. Subject to satisfactory resolution of the CDUP amendment, PSD permit and other matters, HELCO's current plan continues to contemplate that CT-4 and CT-5 will be added to its system. Current plans are for ST-7 to be deferred to approximately 2006 or 2007.
  Final judgments have been entered in several civil cases relating to HELCO's application for a CDUP amendment. These judgments, which are currently on appeal to the Hawaii Supreme Court, allow HELCO to use its Keahole property as requested in its application. Motions filed both in the Third Circuit Court and the Hawaii Supreme Court to stay these judgments pending resolution of the appeals were denied in July and August of 1998.
  There remain pending in the Third Circuit Court three declaratory judgment actions relating to HELCO's use of the Keahole site and construction of CT-4 and CT-5. The first of these cases, filed in February of 1997, is set for jury trial in May 1999.

  In 1997, the EPA and the DOH issued a final PSD permit for HELCO's combined-cycle unit at Keahole. Nine appeals of the issuance of the permit were filed with the EPA's Environmental Appeals Board (EAB). On November 25, 1998, the EAB issued an Order Denying Review in Part and Remanding in Part. In December 1998, motions for reconsideration were filed with the EAB and decisions are pending. As a result of the EAB's November 25, 1998 order, there has been a further delay in the construction of CT-4 and CT-5. The length of the delay will depend on the outcome of the motions for reconsideration and future developments in any remand proceeding that may be necessary.
  Although management believes it has acted prudently with respect to this project, HELCO has decided to discontinue, for financial reporting purposes, the accrual of AFUDC on CT-4 and CT-5 (which would have been approximately $0.4 million after tax per month) effective December 1, 1998. The length of the delays to date and potential further delays were factors considered by management in its decision to discontinue the accrual of AFUDC.
  In 1998, HELCO determined that ST-7 would not be needed in the immediate future and removed $0.8 million in costs accumulated against ST-7 from construction work-in-progress, writing off $0.6 million and transferring $0.2 million to inventory.
  If it becomes probable that CT-4 and/or CT-5 will not be installed, HELCO may be required to write-off a material portion of the costs incurred in its efforts to put these units into service. As of December 31, 1998, HELCO's costs incurred in its efforts to put CT-4 and CT-5 into service amounted to $74.9 million, including approximately $30.1 million for equipment and material purchases, approximately $23.3 million for planning, engineering, permitting, site development and other costs and approximately $21.5 million as an allowance for funds used during construction.

Competition proceeding. On December 30, 1996, the PUC instituted a proceeding to identify and examine the issues surrounding electric competition and to determine the impact of competition on the electric utility infrastructure in Hawaii. After a collaborative process involving the 19 parties to the proceeding, final statements of position were prepared by several of the parties and submitted to the PUC in October 1998. HECO's position is that retail competition is not feasible in Hawaii, but that some of the benefits of competition can be achieved through competitive bidding for new generation, performance-based rate-making and innovative pricing provisions. The other parties to the proceeding advanced numerous other proposals in their statements of position. The PUC will determine what subsequent steps will be followed in the proceeding, but no timetable has been set for such a determination. Some of the parties may seek state legislative action on their proposals. HECO cannot predict what the ultimate outcome of the proceeding will be or which (if any) of the proposals advanced in the proceeding will be implemented.

Environmental regulation. In early 1995, the DOH initially advised HECO, HTB, YB and others that it was conducting an investigation to determine the nature and extent of actual or potential releases of hazardous substances, oil, pollutants or contaminants at or near Honolulu Harbor. The DOH issued letters in December 1995, indicating that it had identified a number of parties, including HECO, HTB and YB, who appear to be potentially responsible for the contamination and/or to operate their facilities upon contaminated land. The DOH met with these identified parties in January 1996 and certain of the identified parties (including HECO, Chevron Products Company, Shell Oil Products Company, State of Hawaii Department of Transportation Harbors Division and others, but not including HTB and YB) formed a Technical Work Group. Effective January 30, 1998, the Technical Work Group and the DOH entered into a voluntary agreement and scope of work to determine the nature and extent of any contamination, the responsible parties and appropriate remedial actions. Because the process for determining appropriate remedial and cleanup action, if any, is at an early stage, management cannot predict at this time the costs of further site analysis or future remediation and cleanup requirements, nor can it estimate when such costs would be incurred. Certain of the costs incurred may be claimed and covered under insurance policies, but such coverage is not determinable at this time.

China project. In September 1998, HEIPC (through a wholly owned, indirect subsidiary) acquired an effective 60% interest in a joint venture, Baotou Tianjiao Power Co., Ltd., formed to design, construct, own, operate and manage a 206-MW (net) coal-fired power plant to be located in Inner Mongolia, People's Republic of China. Ownership of the plant will be transferred, without charge, to the sole purchaser of the power in approximately 20 years. Construction has commenced and the units are expected to be on line by the end of 2000. As of December 31, 1998, the HEIPC Group had invested $16 million and is committed to invest up to an additional $84 million toward the China project.

18 . Quarterly information (unaudited)
--------------------------------------------------------------------------------
Selected quarterly information was as follows:

                                                                              Quarters ended                       Year ended
---------------------------------------------------------------------------------------------------------------
1998                                          Mar. 31         Jun. 30         Sep. 30           Dec. 31               Dec. 31
-----------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

Revenues.................................      $374,858        $360,665        $377,318             $372,324       $1,485,165
Operating income.........................        56,461          54,114          62,299               51,772          224,646
Net income (loss)
   Continuing operations.................      $ 22,819        $ 22,921        $ 27,779             $ 21,109       $   94,628
   Discontinued operations...............          (596)           (528)         (8,693)                  --           (9,817)
                                         ------------------------------------------------------------------------------------
                                               $ 22,223        $ 22,393        $ 19,086             $ 21,109       $   84,811
                                         ------------------------------------------------------------------------------------
Basic earnings (loss) per common share /1/
   Continuing operations.................      $   0.72        $   0.72        $   0.87             $   0.66       $     2.96
   Discontinued operations...............         (0.02)          (0.02)          (0.27)                  --            (0.31)
                                         ------------------------------------------------------------------------------------
                                               $   0.70        $   0.70        $   0.60             $   0.66       $     2.65
                                         ------------------------------------------------------------------------------------
Diluted earnings (loss) per common share /2/
   Continuing operations.................      $   0.71        $   0.72        $   0.86             $   0.66       $     2.95
   Discontinued operations...............         (0.02)          (0.02)          (0.27)                  --            (0.31)
                                         ------------------------------------------------------------------------------------
                                               $   0.69        $   0.70        $   0.59             $   0.66       $     2.64
                                         ------------------------------------------------------------------------------------
Dividends per common share...............      $   0.62        $   0.62        $   0.62             $   0.62       $     2.48
Market price per common share /3/
  High...................................         42.19           42.00           41.25                42.56            42.56
  Low....................................         38.69           37.88           36.38                38.50            36.38

                                                                              Quarters ended                       Year ended
----------------------------------------------------------------------------------------------------------------
1997                                          Mar. 31         Jun. 30         Sep. 30           Dec. 31               Dec. 31
-----------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

Revenues.................................      $356,334        $358,454        $370,454             $375,185       $1,460,427
Operating income.........................        49,660          50,461          61,064               51,522          212,707
Net income (loss)
   Continuing operations.................      $ 20,232        $ 20,353        $ 27,441             $ 23,817       $   91,843
   Discontinued operations...............          (569)           (558)         (3,303)                (971)          (5,401)
                                         ------------------------------------------------------------------------------------
                                               $ 19,663        $ 19,795        $ 24,138             $ 22,846       $   86,442
                                         ------------------------------------------------------------------------------------
Basic earnings (loss) per common share /1/
   Continuing operations.................      $   0.66        $   0.65        $   0.87             $   0.75       $     2.93
   Discontinued operations...............         (0.02)          (0.02)          (0.10)               (0.03)           (0.17)
                                         ------------------------------------------------------------------------------------
                                               $   0.64        $   0.63        $   0.77             $   0.72       $     2.76
                                         ------------------------------------------------------------------------------------
Diluted earnings (loss) per common share /2/
   Continuing operations.................      $   0.65        $   0.65        $   0.86             $   0.75       $     2.92
   Discontinued operations...............         (0.02)          (0.02)          (0.10)               (0.03)           (0.17)
                                          -----------------------------------------------------------------------------------
                                               $   0.63        $   0.63        $   0.76             $   0.72       $     2.75
                                         ------------------------------------------------------------------------------------
Dividends per common share...............      $   0.61        $   0.61        $   0.61             $   0.61       $     2.44
Market price per common share /3/
  High...................................         36.38           39.13           38.63                41.50            41.50
  Low....................................         33.75           32.88           35.13                36.25            32.88
-----------------------------------------------------------------------------------------------------------------------------

/1/ The quarterly basic earnings (loss) per common share are based upon the weighted-average number of shares of common stock outstanding in each quarter.
/2/ The quarterly diluted earnings (loss) per common share are based upon the weighted-average number of shares of common stock outstanding in each quarter plus the dilutive incremental shares at quarter end.
/3/ Market prices of HEI common stock (symbol HE) shown are as reported on the NYSE Composite Tape.


HEI Directors
-------------

Robert F. Clarke, 56 (1)*                  Bill D. Mills, 47 (3)                   Oswald K. Stender, 67 (3, 4)*
Chairman, President and                    Chairman of the Board and               Trustee
Chief Executive Officer                    Chief Executive Officer                 Kamehameha Schools/Bishop Estate
Hawaiian Electric Industries, Inc.         Bill Mills Development and              (charitable trust)
1989                                       Investment Company, Inc.                1993
                                           (real estate development)
Don E. Carroll, 57 (3, 4)                  1988                                    Kelvin H. Taketa, 44 (2)*
President and Chief Executive Officer                                              President and Chief Executive Officer
Oceanic Cablevision                        A. Maurice Myers, 58 (3, 4)             Hawaii Community Foundation
(cable television broadcasting)            Chairman, President and                 (statewide charitable foundation)
1996                                       Chief Executive Officer                 1993
                                           Yellow Corporation
Richard Henderson, 70 (1, 2)*              (transportation services)               Jeffrey N. Watanabe, 56 (1, 4)*
President                                  1991                                    Partner
HSC, Inc.                                                                          Watanabe, Ing & Kawashima
(real estate investment and development)   Diane J. Plotts, 63 (1, 2, 3)*          (private law firm)
1981                                       General Partner                         1987
                                           Mideast and China Trading Company
Victor Hao Li, S.J.D., 57 (2)*             (real estate development)
Co-chairman                                1987                                    Committees of the Board of Directors
                                                                                   --------------------------------------
Asia Pacific Consulting Group                                                      (1) Executive:
(international business consultant)        James K. Scott, Ed.D., 47 (2)*              Richard Henderson, Chairman
1988                                       President                               (2) Audit:
                                           Punahou School                              Richard Henderson, Chairman
T. Michael May, 52*                        (private education)                     (3) Compensation:
President and Chief Executive Officer      1995                                        Diane J. Plotts, Chairman
Hawaiian Electric Company, Inc.                                                    (4) Nominating & Corporate Governance:
1995                                                                                   Jeffrey N. Watanabe, Chairman


*Also member of one or more subsidiary boards

Year denotes year of election to the board of directors
Information as of February 17, 1999




HEI Officers
------------

Robert F. Clarke, 56                       Peter C. Lewis, 64                      Constance H. Lau, 46
Chairman, President and                    Vice President-Administration and       Treasurer
Chief Executive Officer                    Corporate Secretary                     1984
1987                                       1968

T. Michael May, 52                         Charles F. Wall, 59                     Curtis Y. Harada, 43
Senior Vice President                      Vice President and                      Controller
1992                                       Corporate Information Officer           1989
                                           1990
Robert F. Mougeot, 56                                                              Molly M. Egged, 48
Financial Vice President and               Andrew I. T. Chang, 59                  Assistant Secretary
Chief Financial Officer                    Vice President  Government Relations    1980
1988                                       1985


Year denotes year of employment by the Company
Information as of February 17, 1999